SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

Table of Contents

Material Contained in this Report

1.	Commencement of the Tender Offer for Ascentech K.K. by OPI 18, Inc., a Subsidiary of ORIX Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 16, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

Commencement of the Tender Offer for Ascentech K.K. by OPI18 Corporation, a Subsidiary of ORIX Corporation

TOKYO, Japan – June 16, 2025 – OPI18 Corporation (“Offeror”), a subsidiary of ORIX Corporation (“ORIX”), hereby announces that it will commence a tender offer (the “Tender Offer”) for the common shares issued by Ascentech K.K. (“Ascentech”).

The Offeror will conduct the Tender Offer with the objective of supporting the enhancement of Ascentech’s corporate value by acquiring all of the common shares of Ascentech listed on the Tokyo Stock Exchange (excluding treasury shares held by Ascentech) and making Ascentech a wholly owned subsidiary (the “Transaction”).

In connection with the implementation of the Tender Offer, the Offeror has entered into agreements with Mr. Shinichi Nagamori (ownership ratio: 22.92%, “Mr. Nagamori”), the principal and largest shareholder of Ascentech, and with Cloud Software Group, Inc. (ownership ratio: 4.89%, “CSG”), the fifth-largest shareholder and an important business partner of Ascentech, whereby Mr. Nagamori and CSG have agreed to tender all of the Ascentech shares they hold (representing a total ownership ratio of 27.81%) in the Tender Offer. In addition, with respect to CSG, in order to further stimulate transactions with CSG, a key business partner of the Target Company, even after the execution of the Transaction, it has been agreed that CSG will reinvest in the Offeror by acquiring a portion of the issued shares of the Offeror after the completion of a series of procedures to make Ascentech a wholly owned subsidiary of the Offeror, such that CSG’s ownership ratio in the Offeror will be up to 5%, as agreed upon separately by CSG and the Offeror.

According to the press release titled “Notice Regarding Statement of Opinion in Support of the Commencement of the Tender Offer and Recommendation to Tender Shares for the Company’s Shares, Etc. by OPI18 Corporation,” announced today by Ascentech, Ascentech resolved at its board of directors meeting held on the same day to express its opinion in support of the Tender Offer and to recommend that the shareholders of Ascentech tender their shares in the Tender Offer.

Ascentech was established in February 2009 as a spin-off subsidiary of MP Holdings Co., Ltd., and has since developed its business primarily around virtual desktop*1 solutions, which are increasingly being adopted as part of corporate information security measures. Ascentech imports, sells, and develops software, infrastructure equipment, and terminals necessary for desktop virtualization, and has built a system in which specialized engineers provide comprehensive services ranging from consulting on virtual desktop implementation to maintenance and operation. Ascentech was listed on the Mothers Market of the Tokyo Stock Exchange in April 2017 and, following the reorganization of the Tokyo Stock Exchange’s market segments, has been listed on the Standard Market since October 2023.

ORIX has positioned the IT and information services sector as one of its strategic focus areas in its domestic private equity investment activities. ORIX made investments in APRESIA Systems, Ltd. and its wholly owned subsidiary, HC Networks, Ltd.*2 in 2020, and in LINES Co., Ltd.*3 in 2024. With respect to Ascentech, ORIX believes that synergies with its existing IT portfolio companies, as well as the utilization of the ORIX Group’s nationwide business network, can contribute to the further expansion of Ascentech’s business.

ORIX will continue to support the growth of companies and industries with the potential for growth with a stable business foundation and highly distinctive services, by leveraging its experience and expertise in private equity investments and other areas.

*1

This service centralizes desktop environments (Windows user environments) on the server side and delivers desktop screen images to user devices over a network. Users can access their Windows environments on the server using terminals such as PCs or tablets. Because no data is stored on the local devices, the risk of information leakage due to theft or loss is reduced. In addition, since all management is centralized on the server, the burden on system administrators is also significantly reduced.

*2	ORIX Acquires Network Equipment Manufacturer APRESIA Systems (November 2, 2020)
*3	ORIX Invests in Educational Software Development and Sales Company, LINES (October 1, 2024)

∎	Overview of the Tender Offer
(1)	Overview of the Tender Offeror
	Name:	OPI18 Corporation
	Representative:	Representative Director Seiichi Miyake
	Address:	2-4-1, Hamamatsucho, Minato-ku, Tokyo
	Capital:	50,000 JPY (as of June 16, 2025)
	Business Description:	Management of subsidiaries

(2)	Overview of the Target Company
	Name:	Ascentech K.K.
	Representative:	CEO Takashi Matsuura
	Address:	9F Daito Bldg., 3 Kanda-Neribeicho, Chiyoda-ku, Tokyo
	Date of Establishment:	February 2, 2009
	Capital:	435,400,000 JPY (as of January 31, 2025)
	Business Description:	Product development and sales for VDI (Virtual Desktop Infrastructure) and IT
Infrastructure solutions with technical consultation and support services
	Website:	https://www.ascentech.co.jp/

(3)	Type of Share Certificates to be Purchased
Common shares

(4)	Tender Offer Period
From Tuesday, June 17, 2025, to Monday, August 4, 2025 (34 business days)

(5)	Tender Offer Price
JPY 1,680 per one common share

(6)	Number of Share Certificates to be Purchased
	a) Number of shares to be purchased	14,318,978 shares
	b) Minimum number of shares to be purchased	9,546,000 shares (ownership ratio: 66.67%)
	c) Maximum number of shares to be purchased	N/A

(7)	Total Purchase Price
JPY 24,055 million

(8)	Tender Offer Agent
SMBC Nikko Securities Inc.

*

For further details regarding the Tender Offer, please refer to the separate document titled “Notice Regarding Commencement of Tender Offer for Shares of Ascentech K.K. (Securities Code: 3565)” dated today and issued by OPI18 Corporation

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.

June 16, 2025

To whom it may concern

Company Name	OPI18 Corporation

Name of Representative	Representative Director

Seiichi Miyake

Notice Regarding Commencement of Tender Offer for Shares of Ascentech K.K. (Securities Code: 3565)

OPI18 Corporation (the “Offeror”) hereby announces today that it has decided to acquire the common shares of Asentech K.K. (listed on the Standard Market of Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”), Securities Code: 3565, the “Target Company”) (the “Target Company Shares”) through a tender offer under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended the “Act”).

1.	Purpose of the Tender Offer

(1)	Overview of the Tender Offer

The Offeror is a stock company incorporated on April 24, 2025, for the primary purpose of acquiring and owning all of the Target Company Shares through the Tender Offer. As of today, all of the issued shares of the Offeror are owned by OPI2002 Investment Partners, whose partners are ORIX Corporation (“ORIX”) and its subsidiary ORIX Principal Investment Corporation (“ORIX Principal Investment”), and by OPI Association (Note 1). As of today, none of the Offeror, OPI2002 Investment Partners, OPI Association, ORIX Principal Investment, or ORIX (collectively, the “Offeror Group”) owns any Target Company Shares.

As of today, the Target Company Shares are listed on the Standard Market of the Tokyo Stock Exchange. As of today, the Offeror has decided to conduct the Tender Offer as part of a series of transactions (the “Transaction”) to acquire all of the Target Company Shares (excluding treasury shares held by the Target Company) and make the Target Company a wholly owned subsidiary of the Offeror.

In connection with the Tender Offer, as of today, the Offeror entered into tender offer agreements with Mr. Shinichi Nagamori (“Mr. Nagamori”), the principal and largest shareholder of the Target Company, and with Cloud Software Group, Inc. (“CSG”), the fifth-largest shareholder (Note 2). The tender offer agreement entered into with Mr. Nagamori is referred to as the “Tender Offer Agreement (Mr. Nagamori),” and the tender offer agreement entered into with CSG is referred to as the “Tender Offer Agreement (CSG)” (collectively, the “Tender Offer Agreements”). Under these agreements, Mr. Nagamori has agreed to tender all of the Target Company Shares he owns (3,281,600 shares, with an ownership ratio (Note 3) of 22.92%), and CSG has agreed to tender all of the Target Company Shares it owns (700,000 shares, with an ownership ratio of 4.89%), for a total of 3,981,600 shares, with an aggregate ownership ratio of 27.81% (collectively, the “Planned Tendered Shares”). Furthermore, with respect to CSG, in order to further stimulate transactions with CSG, a key business partner of the Target Company, even after the completion of the Transaction, it has been agreed in the Tender Offer Agreement (CSG) that, following the completion of a series of procedures to make the Offeror the sole shareholder of the Target Company and thereby make the Target Company a wholly owned subsidiary of the Offeror (the “Squeeze-Out Procedures”), CSG will reinvest in the Offeror (the “Reinvestment”) by acquiring a portion of the issued shares of the Offeror from OPI2002 Investment Partners, such that CSG’s post-investment ownership ratio in the Offeror will be up to 5%, as agreed upon separately by CSG and the Offeror; and as of today, CSG, OPI2002 Investment Partners, and OPI Association have reached a tentative agreement on a shareholders’ agreement. The transfer price per common share of the Offeror in the Reinvestment will be determined based on the valuation of the Target Company Shares, which is expected to be JPY 1,680 per share, the same price as the Tender Offer Price (as defined below). The transfer price will not be set at a price lower than such valuation.

For further details regarding the Tender Offer Agreements, please refer to “(6) Matters concerning Material Agreements relating to the Tender Offer” below.

(Note 1)

OPI Association was incorporated on September 1, 2015, for the purpose of making business investments and providing management consulting services. The representative director of the association is Seiichi Miyake, who serves as a Managing Executive Officer of ORIX.

(Note 2)

According to the press release titled “Notice Regarding Capital and Business Alliance with CSG and Issuance of Shares through Third-Party Allotment” announced by the Target Company on September 25, 2024, Cloud Software Group, Inc. is the beneficial shareholder, while the registered shareholder is Raymond James & Associates (standing proxy: Citibank, N.A., Tokyo Branch).

(Note 3)

“Ownership ratio” refers to the percentage of shares held against 14,318,978 shares, which is the figure obtained by deducting the number of treasury shares held by the Target Company as of April 30, 2025 (261,022 shares) from the issued shares of the Target Company as of the same date (14,580,000 shares), each as stated in the “Briefing on Financial Results for the First Quarter of the Fiscal Year Ending January 2026 [Japanese GAAP] (Consolidated)” (the “Target Company’s Q1 Financial Results Briefing”) announced by the Target Company as of today. Ownership ratios are rounded to the nearest second decimal place. The same applies to all ownership ratios stated below.

A diagram of the currently contemplated series of transactions is outlined as follows.

(i)	Prior to the launch of the Tender Offer

(ii) After the successful completion of the Tender Offer

(iii) After the completion of the Squeeze-Out Procedures

(iv) After the Reinvestment

In the Tender Offer, the Offeror has set the minimum number of shares to be purchased at 9,546,000 shares (ownership ratio: 66.67%). If the total number of Shares, tendered in the Tender Offer (the “Tendered Shares”) is less than the minimum number of shares to be purchased (9,546,000 shares), the Offeror will not purchase any of the Tendered Shares. On the other hand, as stated above, the purpose of the Tender Offer is to acquire all of the Target Company Shares (excluding treasury shares held by the Target Company) and make the Target Company a wholly owned subsidiary of the Offeror. Therefore, no maximum number of shares to be purchased has been set, and if the total number of Tendered Shares is equal to or greater than the minimum number of shares to be purchased (9,546,000 shares), the Offeror will purchase all of the Tendered Shares.

The minimum number of shares to be purchased (9,546,000 shares) has been determined based on the requirements for implementing the Squeeze-Out Procedures, as described in “(4) Policy for Organizational Restructuring after the Tender Offer (Matters relating to the “Two-Step Acquisition”)” below. Specifically, in order to carry out a share consolidation of the Target Company Shares (the “Share Consolidation”) necessary for the Squeeze-Out Procedures, a special resolution at a shareholders’ meeting, as required under Article 309, Paragraph 2 of the Companies Act of Japan (Act No. 86 of 2005, as amended; the “Companies Act”), must be passed. To ensure the successful execution of the Transaction, the minimum number of shares to be purchased has been calculated by multiplying two-thirds of the voting rights (143,189) corresponding to the number of shares (14,318,978 shares) obtained by deducting the number of treasury shares of the Target Company as of April 30, 2025 (261,022 shares) from the number of issued shares of the Target Company as of the same date (14,580,000 shares), as stated in the Target Company’s Q1 Financial Results Briefing (resulting in 95,460 voting rights, rounded up to the nearest whole number), by the number of shares per unit (100 shares), resulting in 9,546,000 shares.

If the Offeror is unable to acquire all of the Target Company Shares (excluding treasury shares held by the Target Company) through the Tender Offer, the Offeror plans to implement the Squeeze-Out Procedures after the completion of the Tender Offer, as described in “(4) Policy for Organizational Restructuring after the Tender Offer (Matters relating to the “Two-Step Acquisition”)” below, in order to make the Offeror the sole shareholder of the Target Company and thereby make the Target Company a wholly owned subsidiary of the Offeror.

The Offeror may also implement an absorption-type merger with the Target Company (the “Merger”) following the completion of the Squeeze-Out Procedures. However, as of today, the details have not been determined including whether the Merger will be carried out, when it would be implemented, or whether the surviving company in the Merger would be the Offeror or the Target Company.

If the Tender Offer is successfully completed, the Offeror plans to receive a capital contribution of up to JPY 10,305,470 thousand from OPI2002 Investment Partners by no later than two Business Days prior to the settlement commencement date of the Tender Offer (the “Settlement Commencement Date”), and to obtain a loan of up to JPY 14,368,000 thousand (the “Acquisition Loan”) from Sumitomo Mitsui Trust Bank, Limited. (“Sumitomo Mitsui Trust Bank”) by no later than one Business Day prior to the Settlement Commencement Date. The Offeror intends to use these funds to pay for the settlement of the Tender Offer. The detailed terms and conditions of the Acquisition Loan are to be determined through separate discussions between the Offeror and Sumitomo Mitsui Trust Bank and will be set forth in the loan agreement relating to the Acquisition Loan. Under such agreement, it is expected that the Target Company Shares acquired by the Offeror through the Transaction will be pledged as collateral, and that, following the completion of the Squeeze-Out Procedures, certain assets of the Target Company will also be pledged as collateral. In addition, the Target Company and its subsidiaries are expected to become joint and several guarantors of the Offeror.

According to the press release titled “Notice Regarding Statement of Opinion in Support of the Commencement of the Tender Offer and Recommendation to Tender Shares for the Company’s Shares, Etc. by OPI18 Corporation” (the “Target Company Press Release”) announced by the Target Company as of today, the Target Company resolved at its board of directors meeting held on the same day to express its opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer. The resolution of the board of directors was made on the premise that the Offeror intends to make the Target Company its wholly owned subsidiary through the Tender Offer and the subsequent procedures, and that the Target Company Shares are expected to be delisted.

For further details regarding the decision-making process of the Target Company’s board of directors, please refer to the Target Company Press Release and “⑤ Unanimous Approval by All of the Non-Interested Directors of the Target Company, Including the Audit and Supervisory Committee Members” of “(3) Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest,” below.

(2)	Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer

The background, purpose and decision-making process that led the Offeror to decide to conduct the Tender Offer are as follows. Please note that the descriptions related to the Target Company below are based on information publicly disclosed by the Target Company, the Target Company Press Release, and explanations received from the Target Company.

① Background, Purpose, and Decision-Making Process Leading to the Conduct of the Tender Offer

ORIX Group was established in 1964 and has grown from our roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, we are active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Leasing requires deep expertise in both financing and managing physical assets. As a financier, we have expanded into lending, investment, life insurance, banking and asset management. As a manager of physical assets, we have broadened into automobiles, ships, aircraft, real estate and the environment and energy businesses. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Corporation is listed on the Tokyo Stock Exchange and the New York Stock Exchange. We unite globally around our Purpose: “Finding Paths. Making Impact.”, combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

The Investment and Operation Business of ORIX is the private equity investment business that makes investments in domestic companies. To enhance the corporate value of its portfolio companies, it provides agile support by leveraging the ORIX group’s expertise and business platforms. A distinctive feature of this division is that it makes investments using its own capital, allowing for flexible investment horizons and the possibility of establishing long-term capital relationships with portfolio companies.

In recent years, technological advancements have connected various assets to IT networks, making digital integration essential in all business areas. Considering this changing business environment, ORIX has positioned the IT sector as one of the focal areas for its Investment and Operation Headquarters. ORIX particularly recognizes IT infrastructure as the foundation supporting all business activities and thus focuses on expanding the IT infrastructure service domain, starting with HC Networks, Ltd. (hereafter “HCNET”), an investee network integrator (Note 1).

(Note 1)	Network integrator refers to an information and communication company providing consulting, design, construction, operation monitoring and maintenance of network infrastructure.

On the other hand, the Target Company was established in Shinjuku-ku, Tokyo, under the name MP Technologies Co., Ltd. as a result of incorporation-type company split of MP Holdings Co., Ltd. in February 2009, and began selling products and services related to virtual desktop solutions. Subsequently, in October 2012, it changed its trade name to Ascentech K.K. and was listed on the Mothers market of Tokyo Stock Exchange in April 2017. In September 2019, it was transferred to the First Section of Tokyo Stock Exchange, and in April 2022, due to the review of the market segments of Tokyo Stock Exchange, it was transferred to the Prime Market of Tokyo Stock Exchange, and in October 2023, it changed the market classification to the Standard Market of Tokyo Stock Exchange.

As of today, the Target Company consists of the Target Company and its four consolidated subsidiaries (the “Target Group”). In recent years, hybrid work has become established as a work style, and at the same time, cyber security threats are considered to be increasing. The Target Group is developing its business centered on virtual desktop (Note 2) solutions, which are one of the security solutions, as information security measures.

In conducting its business, the Target Company has signed primary agency contracts with overseas manufacturers providing virtual desktop software and thin client solutions such as CSG and Atrust Computer Corporation (“Atrust”), and is engaged in the import, sale, construction and maintenance of products. In addition, the Target Group is developing and selling thin client products and services which the Target Company develops in-house under its own brand “Resalio” (Note 3) to meet the needs of domestic customers.

The Target Company believes that specialized engineers who have passed the manufacturer’s technical certification exams are necessary to provide IT systems including virtual desktop solutions, and has established a system in which specialized engineers provide comprehensive services from consulting to maintenance and operation as professional services.

Furthermore, the Target Company also provides its own cloud-based service that allows customers, when using virtual desktops, to use it on a month-to-month basis without purchasing hardware or software.

In terms of sales methods, products of other manufacturers and products developed by the Target Company, and professional services are provided to end-user companies through system integrators (Note 4), while to some end-user companies, products and services are exceptionally provided directly at the request of the end-user companies.

(Note 2)

Virtual Desktop Infrastructure (VDI) refers to the consolidation of desktop (Windows user environment) on the server side and the distribution of desktop screen images over the network. It is a solution that allows the use of the Windows user environment on the server from terminals such as thin clients (Note 5), PCs, and tablets, and prevents information leakage from terminals by not saving data on the terminals.

(Note 3)	Resalio is the brand name applied to the Target Company’s original products and services.

(Note 4)

A system integrator refers to a company in Japanese information systems industry that provides comprehensive services, ranging from planning and design to development, implementation, operation and maintenance.

(Note 5)	Thin client refers to terminals specialized for use in virtual desktops.

The business segments of the Target Group consist of a single IT infrastructure business, which is divided into three areas: virtual desktop business, cloud infrastructure business, and zero trust security business. The specific details are as follows:

(i) Virtual Desktop Business

The virtual desktop business operated by the Target Group provides a virtual desktop solution, which involves consolidating desktop environments on the server side and distributing desktop screen images over the network, allowing users to utilize them through thin client terminals, PCs, and tablets.

By not saving data on the terminals, security is enhanced, and system administrators can manage centrally, reducing the burden of operational management.

In addition, as part of the cloud services business, the Target Group provides licenses for virtual desktop software for service providers, AI as a Service (Note 6) equipped with NVIDIA GPUs called “Gcore Edge AI,” and its own cloud-based virtual desktop service “Resalio DaaS (Note 7)” (Note 8).

(Note 6)	AI as a Service refers to a service that allows companies to use AI capabilities on the cloud without developing or maintaining AI in-house.

(Note 7)	DaaS stands for Desktop as a Service, a service model where users utilize virtual desktops provided by cloud vendors on a month-to-month basis without owning IT assets themselves.

(Note 8)

Resalio DaaS refers to a cloud service that provides virtual desktops designed for corporate use, including user management, security, and shared file servers, and is also suitable for small-scale environments with fewer than 50 users.

(ii) Cloud Infrastructure Business

The cloud infrastructure business operated by the Target Group aims to address the challenges that have become apparent in recent years due to the diversification of IT usage and the increase in data volume handled by many companies. These challenges include enhancing the processing capacity of IT systems, ensuring availability and redundancy, and implementing security measures and achieving high performance. To solve these issues, the Target Group provides high-performance servers and storage (Note 9) as cloud infrastructure. Additionally, to overcome the barriers to the introduction of virtual desktops, such as initial implementation costs, implementation periods, and performance issues, the Target Group has developed and offers its own product, “Remote PC Array” (Note 10), to strengthen solutions in this area.

(Note 9)	Storage refers to auxiliary storage devices for saving data in computers. It is mainly classified into hard disks using magnetic disks and flash storage using semiconductor memory.

(Note 10)

Remote PC Array refers to a remote access product that includes 5, 10, 20, or 30 physical PCs in a single chassis for which the Target Company has initiated and formulated specifications, invested in development costs, and exclusively sells domestically after manufacturing by Atrust in Taiwan.

(iii) Zero Trust Security Business

In recent years, with the rapid spread of cloud services, companies’ IT infrastructure is transitioning to hybrid environments that combine multi-cloud (Note 11) and on-premises (Note 12) systems. Meanwhile, cyber attacks are becoming increasingly sophisticated and complex, necessitating enhanced security measures different from traditional ones, and the Target Company predicts that the demand for new security systems will increase. To address these environmental changes, the Target Company is strengthening its efforts in the “Zero Trust Security Business” as a new business domain. Zero trust is a security model based on the premise of “trust nothing”, enhancing authentication, visibility, and access control for users and devices to respond to increasingly sophisticated cyber risks. The Target Company, based on the concept of zero trust, provides its own products such as “SaaS Secure Client” (Note 13) and “Forcepoint” (Note 14). The Target Company will continue to strengthen its zero trust security business through developing in-house products, and partnering with leading security vendors domestically and internationally and support the construction of safer IT environments for customers.

(Note 11)

Multi-cloud refers to an operational model that combines multiple cloud services according to their intended use. By leveraging the characteristics of each cloud service, it is possible to achieve a flexible and highly reliable IT environment.

(Note 12)	On-premises refers to a model where an organization or company owns servers, network equipment, software, etc., and uses them to build and operate an information system within their own premises.

(Note 13)

SaaS Secure Client refers to a product developed by the Target Company that includes a dedicated operating system allowing access to software provided via the cloud from the internet and a highly secure browser on a specialized USB device.

(Note 14)

Forcepoint refers to the range of products offered by the U.S. security company Forcepoint, for which the Target Company is the exclusive distributor in Japan. These products help protect the information assets of organizations and companies, ensuring the realization of secure and safe IT systems. They are particularly effective in preventing the unauthorized removal or leakage of sensitive data, such as confidential and personal information.

ORIX, while promoting the expansion of the IT infrastructure domain starting with HCNET, became interested in the Target Company, which has built a unique business model in the client area (Note 15) not handled by HCNET. Behind this, ORIX believed that the Target Company, which has strengths in virtual desktop solutions in the client area but lacks engineers to handle the design, construction, and maintenance of IT infrastructure, could establish a relationship with HCNET, which can provide comprehensive services from the design and construction to the maintenance and operation of IT infrastructure, but does not fulfill solutions in the client area, where they complement each other’s strengths and compensate for missing functions. Under these circumstances, following a meeting with Mr. Nagamori, the principal shareholder of the Target Company, on October 24, 2024, ORIX had the opportunity to engage in discussions with the Target Company and began negotiations regarding business synergy as a business partner, including investment in the Target Company. During discussions with the Target Company and HCNET, ORIX focused on the high compatibility among the Target Company engaged in virtual desktop solutions in the client area, HCNET promoting the expansion of the IT infrastructure domain, and the ORIX group having diverse business resources. ORIX considered that by establishing a capital relationship and sharing management resources such as human resources and technological assets with the Target Company, not just by collaborating with the Target Company as a business partner, further business synergies could be achieved, and thus began considering the acquisition of the Target Company’s shares by the Offeror. Through this consideration, ORIX recognized that making the Target Company possessing advanced technical skills, expertise, and a wealth of experience backed by these a wholly-owned subsidiary, and actively sharing management assets, including customer base and technological assets, and promoting personnel exchanges between HCNET would enable the expansion of the IT infrastructure domain promoted by ORIX.

(Note 15)

IT infrastructure is divided into three components: (i) network domain, (ii) server domain, and (iii) client domain. (i) The network domain is the communication infrastructure responsible for the transmission and reception of data within and outside the company, including network devices such as routers, switches, and firewalls, as well as line infrastructure such as WAN (Wide Area Network) and LAN (Local Area Network). (ii) The server domain is the central computing resource for managing and operating business systems, databases, and various business applications, and it exists in various forms from on-premises (self-operated) to cloud-based (externally provided). (iii) The client domain refers to information terminal devices such as PCs, tablets, and thin client terminals used by end-users to perform business tasks, serving as the user interface.

To formalize the consideration of the Transaction, ORIX consulted with SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), appointed as the financial advisor, and TMI Associates, appointed as the legal advisor, in early January 2025. Then, on March 26, 2025, ORIX submitted a letter of intent regarding the Transaction to the Target Company. Subsequently, from late March 2025 to late April 2025, ORIX conducted due diligence on the Target Company’s business, finance, tax, and legal matters. Additionally, ORIX further examined specific measures to create business synergies between HCNET and the Target Company and the management policies after making the Target Company a wholly-owned subsidiary. As a result of these considerations, ORIX concluded that the Transaction would enable the realization of the synergies described below between the Target Company and HCNET and various companies within the ORIX group.

I.	Expansion of the system integration (Note 16) (“SI”) construction area by utilizing mutual customer bases and sales capabilities

ORIX believes that the Target Company, as a primary agent for many major vendors, has built a track record of introducing virtual desktop solutions and has gained high trust from customers and sales partner companies in the relevant market. On the other hand, HCNET has approximately 220 network construction SEs (as of March 31, 2025) and has the strength of providing total solutions from proposal to construction and maintenance for a range of customer bases, including educational institutions, medical institutions, government agencies, and private companies. Additionally, ORIX has business locations nationwide in Japan and a wide corporate sales network that serves customers ranging from small and medium-sized enterprises to large corporations. By advancing business collaboration between the Target Company and HCNET in the SI construction area (Note 17), and further supporting both companies by the ORIX group, it is believed that it is possible to accelerate efforts to acquire SI project orders ancillary to virtual desktop and security solutions, not only cross-selling products to customers of each company.

(Note 16)	System Integration refers to services that comprehensively undertake the planning, design, development, construction, maintenance, and operation of network systems used by customers.

(Note 17)

Virtual Desktop Infrastructure refers to a system in which individual virtual desktop environments are created on a server and accessed remotely, allowing users to use the same desktop environment from any device. SI construction area refers to the business area involved in the “construction phase” of system integration, which includes the series of processes from requirements definition to design, development, testing, and implementation.

II.	Expansion of maintenance target operations and further improvement of profitability through strengthened collaboration in the maintenance department

By engaging in strategic business collaboration based on capital relationships, rather than merely being business partners, it is believed that the Target Company and HCNET can expand the scope of maintenance services and enhance service functions. Specifically, for the Target Company, this includes: (1) expanding the maintenance service lineup through collaboration with HCNET’s monitoring functions and increasing the unit price per order for maintenance projects, and (2) exploring the possibility of joint use of operational monitoring services (securing operational monitoring resources), as well as (3) sharing the development results related to both parties’ maintenance service, which are expected to improve its technical capabilities and service quality. For HCNET, it is expected that the expansion of maintenance target operations will strengthen order acquisition capabilities and improve profit margins.

III.	Strengthening of high-profitability revenue base through utilization of product development capabilities and cost reduction know-how

The Target Company possesses a highly cost-competitive product lineup, leveraging the knowledge and technology it has cultivated as a distributor in its own product development. On the other hand, HCNET has extensive procurement and development know-how in its strong areas of servers and networks. Additionally, ORIX has a track record of providing profitability improvement solutions through rationalization and cost reduction to various industries and companies. It is believed that by utilizing each other’s product development capabilities and reducing indirect costs through joint procurement, it is possible to build a more profitable business foundation.

IV.	Improvement of employee experience and strengthening of recruitment capabilities through personnel exchange

ORIX has accumulated necessary know-how and experience for business operations through past business investment projects and believes it can provide know-how and support in various fields and areas such as strengthening management systems and recruiting. Personnel exchange through business collaboration between the Target Company and HCNET is expected to mutually enhance experience and contribute to human resource development in both companies. Furthermore, it is considered effective to establish systems such as transfers, secondments, and internship programs for a certain period, in addition to such personnel exchanges. It is believed that recruitment capabilities will be enhanced, and that new career steps and skill enhancement opportunities can be provided to employees of both companies as a result of business collaboration and complementarity between both companies.

As for ORIX, we believe that, through the Transaction, we can realize the various synergies described in I. to IV. above. On the other hand, as a result of the completion of the Transaction, the Target Company will be privatized, but the benefits obtained from being a publicly listed company, such as brand recognition, social credibility, the ability to attract excellent talent, and the diversification of raising funds through equity financing can be maintained by leveraging brand recognition, social credibility, financial strength, and capital strength which ORIX has as a company listed on the Prime Market of Tokyo Stock Exchange.

After conducting due diligence, ORIX engaged in negotiations with the Target Company and the special committee established by the Target Company (the “Special Committee”) regarding the significance and purpose of the Transaction, the business policies after the Transaction, the synergies arising from the Transaction, and various terms and conditions of the Transaction, including the purchase price per share of the Target Company’s stock in the Tender Offer (the “Tender Offer Price”). Specifically, ORIX comprehensively considered the market price trends of the Target Company’s share, the Target Company’s financial condition and business results, the results of the due diligence conducted on the Target Company, ORIX’s investment profitability analysis, and other various factors. On May 15, 2025, ORIX proposed a Tender Offer Price of JPY 1,365 per share to the Target Company (representing a premium of 1.41% (rounded to two decimal places; the same applies for calculations of premium rates hereinafter) over the closing price of JPY 1,346 on the Standard Market of Tokyo Stock Exchange on the previous Business Day before the proposal, 11.52% over the simple average closing price of JPY 1,224 (rounded to the nearest one yen; the same applies for calculations of the simple average closing price hereinafter) for the past month, 19.84% over the simple average closing price of JPY 1,139 for the past three months, and 35.96% over the simple average closing price of JPY 1,004 for the past six months). On May 16, however, the Target Company and the Special Committee responded that the proposed price was significantly insufficient from the perspective of protecting minority shareholders and fulfilling the accountability of the Target Company’s board of directors and the Special Committee, and requested a substantial increase in the price. On May 27, 2025, ORIX proposed a Tender Offer Price of JPY 1,440 to the Target Company (representing a premium of 10.18% over the closing price of JPY 1,307 on the Standard Market of Tokyo Stock Exchange on the previous Business Day, 11.37% over the simple average closing price of JPY 1,293 for the past month, 23.18% over the simple average closing price of JPY 1,169 for the past three months, and 37.14% over the simple average closing price of JPY 1,050 for the past six months). On May 28, 2025, however, the Target Company and the Special Committee responded that the proposed price was still significantly insufficient from the perspective of protecting minority shareholders and fulfilling the accountability of the Target Company’s board of directors and the Special Committee, and requested a substantial increase.

On May 30, 2025, ORIX proposed a Tender Offer Price of JPY 1,540 to the Target Company (representing a premium of 16.14% over the closing price of JPY 1,326 on the Standard Market of Tokyo Stock Exchange on the previous Business Day, 18.46% over the simple average closing price of JPY 1,300 for the past month, 30.40% over the simple average closing price of JPY 1,181 for the past three months, and 44.87% over the simple average closing price of JPY 1,063 for the past six months). On June 2, 2025, however, the Target Company and the Special Committee responded that a premium comparable to similar cases was necessary from the perspective of protecting minority shareholders and fulfilling the accountability of the Target Company’s board of directors and the Special Committee, and requested a substantial increase.

On June 5, 2025, ORIX proposed a Tender Offer Price of JPY 1,590 to the Target Company (representing a premium of 9.35% over the closing price of JPY 1,454 on the Standard Market of Tokyo Stock Exchange on June 4, 2025, the previous Business Day before the proposal, 19.10% over the simple average closing price of JPY 1,335 for the past month, 32.39% over the simple average closing price of JPY 1,201 for the past three months, and 46.95% over the simple average closing price of JPY 1,082 for the past six months). On June 6, 2025, however, the Target Group and the Special Committee responded that based on the initial valuation results of the Target Company Shares by SBI SECURITIES Co., Ltd. (“SBI Securities”), the third-party valuation institution for the Target Company, the intrinsic value of the Target Company was not sufficiently evaluated, and that the price was deemed insufficient considering the premium levels in similar tender offer cases, and requested a substantial increase.

On June 10, 2025, ORIX proposed a Tender Offer Price of JPY 1,660 to the Target Company (representing a premium of 16.82% over the closing price of JPY 1,421 on the Standard Market of Tokyo Stock Exchange on the previous Business Day, 22.15% over the simple average closing price of JPY 1,359 for the past month, 36.29% over the simple average closing price of JPY 1,218 for the past three months, and 51.46% over the simple average closing price of JPY 1,096 for the past six months). On June 11, 2025, however, the Target Group and the Special Committee responded that although they can give a certain positive evaluation to the price, from the perspective of protecting minority shareholders and fulfilling the accountability of the Target Company’s board of directors and the Special Committee, a further increase was requested.

On June 13, 2025, ORIX proposed a Tender Offer Price of JPY 1,680 to the Target Company (representing a premium of 15.70% over the closing price of JPY 1,452 on the Standard Market of Tokyo Stock Exchange on the previous Business Day, 22.45% over the simple average closing price of JPY 1,372 for the past month, 35.81% over the simple average closing price of JPY 1,237 for the past three months, and 51.35% over the simple average closing price of JPY 1,100 for the past six months). On the same date, ORIX was informed by the Target Company of its acceptance of the proposal.

In parallel with the negotiations with the Target Company and the Special Committee mentioned above, in order to further stimulate transactions with CSG, a key business partner of the Target Company, even after the execution of the Transaction, and to strengthen the main business foundation of the Target Company, on May 16, 2025, ORIX approached CSG, a key business partner of the Target Company, to discuss their participation in the Tender Offer in connection with all the Target Company Shares owned by CSG (700,000 shares, ownership ratio of 4.89%) and the Reinvestment in the Offeror, and entered into the Tender Offer Agreement (CSG) as of today. In the Tender Offer Agreement (CSG), regarding the Reinvestment, it has been agreed that CSG will, after the completion of the Squeeze-Out Procedures, acquire part of the issued shares of the Offeror from OPI2002 Investment Partners so that the investment ratio will be up to 5%, as agreed upon separately by CSG and the Offeror.

Additionally, ORIX held a meeting with Mr. Nagamori on May 21, 2025, and proposed that he tender all the Target Company Shares he owns (3,281,600 shares, ownership ratio of 22.92%) in the Tender Offer. The Offeror communicated the Tender Offer Price of JPY 1,680 as submitted to the Special Committee as a final proposal on June 13, 2025 to Mr. Nagamori, and as of today, the Tender Offer Agreement (Mr. Nagamori) was concluded.

For an overview of the Tender Offer Agreements, please refer to “(6) Matters concerning Material Agreements relating to the Tender Offer” below.

After these discussions and negotiations, the Offeror determined as of today, to set the Tender Offer Price at JPY 1,680 and to commence the Tender Offer as part of the Transaction.

② Decision-Making Process and Reasons Leading the Target Company to the Support of the Tender Offer

(i) Proposal from ORIX and the Process of Establishing the Review System

On October 24, 2024, the Target Company received a proposal from ORIX. ORIX, considering the IT sector as one of the focus areas of its business investment division, expressed interest in the Target Company, which has built a unique business model with strengths different from HCNET. ORIX proposed to discuss business synergies as a business partner, including investment in the Target Company. The Target Company also saw potential synergies in collaborating with HCNET and the ORIX Group, such as cooperating in SI operations, providing the Target Company’s products to HCNET, and linking the Target Company’s virtual desktop products with HCNET’s account management products, which will result in the enhancement of customer convenience. Consequently, the Target Company agreed to consider potential business synergies with ORIX as a business partner, including capital alliances. Subsequently, through these considerations, ORIX recognized the Target Company as having advanced technological capabilities, know-how, and a wealth of achievements backed by these strengths, and concluded that making the Target Company its wholly-owned subsidiary and promoting business complementarity and synergy creation with HCNET would further advance ORIX’s efforts to expand the IT infrastructure services area, starting with its investment in HCNET. On March 26, 2025, ORIX submitted a letter of intent proposing the execution of the Transaction to the Target Company and detailing the expected synergies resulting from the Transaction, scheme, and financing methods.

Triggered by the submission of the letter of intent from ORIX, in late March 2025, the Target Company, in order to ensure fairness and appropriateness in the decision-making process for the Transaction, appointed City-Yuwa Partners as an independent legal advisor and SBI Securities as an independent financial advisor and third-party valuation institution, both independent of the Target Group and the Offeror Group, and decided to start specific considerations and discussions for the Transaction, including due diligence.

Furthermore, considering the possibility of conflicting interests between Mr. Nagamori, CSG, and the minority shareholders of the Target Company, the Target Company, in order to ensure the fairness of the Tender Offer Price, eliminate arbitrariness and conflicts of interest in the decision-making process leading to the implementation of the Tender Offer and to ensure the fairness of the Transaction, the Target Company commenced the consideration to establish the Special Committee to review and negotiate the Transaction independently of the Offeror Group, Mr. Nagamori, and CSG and select members of the Special Committee, and on April 8, 2025, the Target Company resolved to establish the Special Committee and select its members. The details of the composition and specific activities of the Special Committee can be found in “①Establishment of an Independent Special Committee in the Target Company and obtaining Advisory Report from the Special Committee” of “(3) Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest.” Additionally, as stated in “①Establishment of an Independent Special Committee in the Target Company and obtaining Advisory Report from the Special Committee” of “(3) Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest”, at the first Special Committee meeting held on April 16, 2025, the Special Committee confirmed to the Target Company that there were no issues with the independence and expertise of City-Yuwa Partners as its legal advisor and SBI Securities as its financial advisor and third-party valuation institution, and approved their appointments.

(ii)	Process of Review and Negotiation

From late March 2025 to late April 2025, the Target Company accepted due diligence by ORIX and discussed the expected synergies of the Transaction with ORIX, while continuously negotiating the Tender Offer Price.

Specifically, on May 15, 2025, the Target Company received a proposal from ORIX stating that the Tender Offer Price will be JPY 1,365 per share, considering the recent market price trends of the Target Company Shares, the financial condition and business performance of the Target Company, the results of due diligence on the Target Company, ORIX’s investment profitability analysis, and other various factors. This price included a premium of 1.41% over the closing price of JPY 1,346 on the Standard Market of Tokyo Stock Exchange on May 14, 2025, the previous Business Day before the proposal, 11.52% over the simple average closing price of JPY 1,224 for the past month, 19.84% over the simple average closing price of JPY 1,139 for the past three months, and 35.96% over the simple average closing price of JPY 1,004 for the past six months. In response, on May 16, 2025, the Target Company, after considering advice from SBI Securities and City-Yuwa Partners, concluded that, in view of the initial valuation results of the Target Company Shares by SBI Securities, the third-party valuation institution for the Target Company, and the premium levels in tender offer cases similar to the Tender Offer, the proposed price was significantly insufficient from the perspective of protecting minority shareholders and fulfilling the accountability of the Target Company’s board of directors and the Special Committee. Therefore, the Target Company requested to ORIX a substantial increase in the Tender Offer Price.

On May 27, 2025, the Target Company received a proposal from ORIX, in response to Target Company’s request, stating that the Tender Offer Price will be JPY 1,440 per share, considering the recent market price trends of the Target Company Shares, the financial condition and business performance of the Target Company, the results of due diligence on the Target Company, ORIX’s investment profitability analysis, and other various factors. This price included a premium of 10.18% over the closing price of JPY 1,307 on the Standard Market of Tokyo Stock Exchange on May 26, 2025, the previous Business Day before the proposal, an 11.37% premium over the one-month simple average closing price of JPY 1,293, a 23.18% premium over the three-month simple average closing price of JPY 1,169, and a 37.14% premium over the six-month simple average closing price of JPY 1,050. In response, on May 28, 2025, the Target Company, after considering advice from SBI Securities and City-Yuwa Partners, concluded that, in view of the initial valuation results of the Target Company Shares by SBI Securities, the third-party valuation institution for the Target Company, the intrinsic value of the Target Company was not sufficiently evaluated and this price was significantly below the premium levels in tender offer cases similar to the Tender Offer and still significantly insufficient from the perspective of protecting minority shareholders and fulfilling the accountability of the Target Company’s board of directors and the Special Committee. Therefore, the Target Company requested to ORIX a substantial increase in the Tender Offer Price again.

On May 30, 2025, the Target Company received a proposal from ORIX, in response to the Target Company’s request, stating that the Tender Offer Price will be JPY 1,540 per share, considering the recent market price trends of the Target Company Shares, the financial condition and business performance of the Target Company, the results of due diligence on the Target Company, ORIX’s investment profitability analysis, the opinions of the Target Company’s board of directors and the Special Committee, and other various factors. This price included a premium of 16.14% over the closing price of JPY 1,326 on the Standard Market of Tokyo Stock Exchange on May 29, 2025, the previous Business Day before the proposal, an 18.46% premium over the one-month simple average closing price of JPY 1,300, a 30.40% premium over the three-month simple average closing price of JPY 1,181, and a 44.87% premium over the six-month simple average closing price of JPY 1,063. In response, on June 2, 2025, the Target Company, after considering advice from SBI Securities and City-Yuwa Partners, concluded that, in view of the initial valuation results of the Target Company Shares by SBI Securities, the third-party valuation institution for the Target Company, the intrinsic value of the Target Company was not sufficiently evaluated and this price was not sufficient compared to the premium levels in tender offer cases similar to the Tender Offer. Therefore, the Target Company requested to ORIX a substantial increase in the Tender Offer Price again.

On June 5, 2025, the Target Company received a proposal from ORIX having proposed a price after examining investment profitability to achieve an agreement with the Target Company to the extent possible in view of the strategic importance of the Transaction to ORIX taking into consideration the recent market price trends of the Target Company Shares, the financial condition and business performance of the Target Company, the results of due diligence on the Target Company, ORIX’s investment profitability analysis, the opinions of the Target Company’s board of directors and the Special Committee, and other various factors, in response to the Target Company’s request, stating that the Tender Offer Price will be JPY 1,590 per share, respecting the opinions of the Target Company’s board of directors and the Special Committee and considering the premium levels in tender offer cases similar to the Tender Offer and the premium levels over the average stock prices for a certain period in the past. This price included a premium of 9.35% over the closing price of JPY 1,454 on the Standard Market of Tokyo Stock Exchange on June 4, 2025, the previous Business Day before the proposal, a 19.10% premium over the one-month simple average closing price of JPY 1,335, a 32.39% premium over the three-month simple average closing price of JPY 1,201, and a 46.95% premium over the six-month simple average closing price of JPY 1,082. In response, on June 6, 2025, the Target Company, after considering advice from SBI Securities and City-Yuwa Partners, concluded that, in view of the initial valuation results of the Target Company Shares by SBI Securities, the third-party valuation institution for the Target Company, the intrinsic value of the Target Company was not sufficiently evaluated and this price was not sufficient compared to the premium levels in tender offer cases similar to the Tender Offer, and the price did not sufficiently take into consideration the stock price on the recent Business Day and the average stock price of the previous month, which is the result of the Target Company’s shareholders’ evaluation on the current situation of, and future expectations on, the Target Company and, and thus appropriately reflects the Target Company’s corporate value. Therefore, the Target Company requested to ORIX a substantial increase in the Tender Offer Price again.

On June 10, 2025, the Target Company received a proposal from ORIX having proposed a price after examining investment profitability to achieve an agreement with the Target Company to the extent possible in view of the strategic importance of the Transaction to ORIX taking into consideration the recent market price trends of the Target Company Shares, the financial condition and business performance of the Target Company, the results of due diligence on the Target Company, ORIX’s investment profitability analysis, and other various factors, in response to the Target Company’s request, stating that the Tender Offer Price will be JPY 1,660 per share, respecting the opinions of the Target Company’s board of directors and the Special Committee and conducting a multifaceted evaluation as a final review by referring to the average stock prices over longer periods, such as the past three to six months, which are referenced in similar cases, in addition to the stock price on the recent Business Day and the average stock price of the previous month. This price included a premium of 16.82% over the closing price of JPY 1,421 on the Standard Market of Tokyo Stock Exchange on June 9, 2025, the previous Business Day before the proposal, a 22.15% premium over the one-month simple average closing price of JPY 1,359, a 36.29% premium over the three-month simple average closing price of JPY 1,218, and a 51.46% premium over the six-month simple average closing price of JPY 1,096. In response, on June 11, 2025, the Target Company, after considering advice from SBI Securities and City-Yuwa Partners, concluded that, while the proposed price could be evaluated to some extent in view of the initial valuation results of the Target Company Shares by SBI Securities, the third-party valuation institution for the Target Company, and premium levels in tender offer cases similar to the Tender Offer, it was still insufficient from the perspective of protecting minority shareholders and fulfilling the accountability of the Target Company’s board of directors and the Special Committee. Therefore, the Target Company requested to ORIX a further increase in the Tender Offer Price.

On June 13, 2025, ORIX, the Target Company received a proposal from ORIX having proposed a price after examining investment profitability to achieve an agreement with the Target Company to the extent possible in view of the strategic importance of the Transaction to ORIX taking into consideration the recent market price trends of the Target Company Shares, the financial condition and business performance of the Target Company, the results of due diligence on the Target Company, ORIX’s investment profitability analysis, and other various factors, in response to the Target Company’s request, stating that the Tender Offer Price will be JPY 1,680 per share, respecting the opinions of the Target Company’s board of directors and the Special Committee and as a final review taking into account the strategic importance of the Transaction to ORIX. This price included a premium of 15.70% over the closing price of JPY 1,452 on the Standard Market of Tokyo Stock Exchange on June 12, 2025, the previous Business Day before the proposal, a 22.45% premium over the one-month simple average closing price of JPY 1,372, a 35.81% premium over the three-month simple average closing price of JPY 1,237, and a 51.35% premium over the six-month simple average closing price of JPY 1,110. In response, on June 13, 2025, the Target Company informed ORIX of its acceptance of the proposal.

(iii)	Contents of the Target Company’s Decision-Making

Based on the above process, the Target Company carefully reviewed and discussed whether the series of procedures related to the Transaction, including the Tender Offer, and various conditions of the Transaction would contribute to the enhancement of the Target Company’s corporate value, and whether the terms and conditions of the Transaction, including the Tender Offer Price, were reasonable, at the Target Company’s board meeting held today, taking into account legal advice received from City-Yuwa Partners, financial advice received from SBI Securities, and the contents of the share valuation report on the Target Company Shares (the “Share Valuation Report”) submitted by SBI Securities on June 13, 2025, and also maximally respecting the contents of the advisory report (the “Advisory Report”) submitted by the Special Committee as of today.

As a result, the Target Company recognized that making the Target Company a wholly-owned subsidiary through the Transaction including the Tender Offer by the Offeror would contribute to the enhancement of the Target Company’s corporate value from the following perspectives.

I.	Further Enhancement of the Target Company’s Network Building Capabilities through Collaboration in SI Operations with HCNET

The Target Company, as a total endpoint vendor (Note 1), is involved in everything from the design and construction of virtual desktop environments to the implementation of highly secure products. In this context, the Target Company believes that collaboration between its engineers and HCNET personnel in the design and construction of virtual desktop environments will lead to further enhancement of knowledge and improvement in productivity.

(Note 1)

A total endpoint vendor refers to a vendor that comprehensively provides security solutions, virtual desktop solutions, and other services optimally combined to meet the security and management requirements of all devices, including customer PCs.

II.	Improvement of Mutual Production Efficiency through Sharing the Target Company’s Knowledge and Facilities for Product Development with HCNET

The Target Company, as a multi-vendor (Note 2), permanently installs numerous latest products and has established an infrastructure solution lab where equipment can be brought in and verified with partner equipment as needed. By sharing such development-related facilities and verification information, as well as HCNET’s knowledge, the Target Company believes that it can expand the scope of verification to include HCNET’s strong network products, while HCNET can extend its verification to virtual desktop solutions. This mutual sharing is expected to improve production efficiency also by eliminating redundant verifications.

(Note 2)

A multi-vendor refers to a vendor that does not rely on a specific manufacturer but combines products from multiple manufacturers to build and provide the optimal solution according to customer challenges.

III.	Expansion of Sales Channels by Providing the Target Company’s Products to HCNET

The Target Company sells a server product, Remote PC Array, which is dedicated to its self-developed virtual desktop solutions, to local governments and public offices that require secure environments. On the other hand, HCNET has branches nationwide and provides SI services to customers in educational institutions, medical institutions, public offices, and private companies. Since HCNET’s customers are likely to have potential needs for Remote PC Array, the Target Company expects to create opportunities for customer acquisition and expand its sales channels.

IV.	Expansion of Services Utilizing the Extensive Product Lineup of ORIX Rentec Corporation

The Target Company believes that it can expand its service lineup by offering high-tech equipment rental products handled by ORIX Rentec Corporation (“ORIX Rentec”) to its customers and develop a rental business for the Target Company’s products. While the Target Company primarily focuses on the virtual desktop business, which is one of its security solutions for enterprises, it does not currently engage in the rental business. It believes, however, that there is a high affinity with ORIX Rentec’s ICT equipment rental business and ICT-related service business, and expects to expand its services.

The Target Company also considered the potential disadvantages of implementing the Transaction. Although delisting could potentially impact its brand power and credibility with recruitment activities and business partners, the Target Company believes that it can maintain social credibility and recognition as a consolidated subsidiary of ORIX. Additionally, considering the Target Company’s financial condition, it does not necessarily need to raise funds from the market, so the Transaction is unlikely to negatively impact its business. The Target Company was concerned that becoming a wholly-owned subsidiary of the Offeror and participating in the Offeror Group as a result of the Transaction could lead to the loss of its corporate culture, including swift and agile decision-making. The Target Company, however, came to believe that the Transaction is unlikely to affect its independence and corporate culture, because ORIX explained that it would continue to value the Target Company’s corporate philosophy, vision, and culture, and would achieve the growth of the Target Company through management policies and business strategies respecting the intention oof the Target Company’s management, and also because HCNET explained that it has maintained swift decision-making and its traditional corporate culture even after becoming a company invested by ORIX.

The Target Company’s board of directors concluded today that, although the Tender Offer Price is lower than the premium levels in recent Similar Cases (as defined in “(1) Obtaining Share Valuation Report from Independent Third-Party Valuation Institution” in “2. Fairness/Reasonableness of Conditions of Transaction” of “(iii) Contents of Decision” of “① Establishment of an Independent Special Committee in the Target Company and obtaining Advisory Report from the Special Committee” of “(3) Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest” below), the Transaction, including the Tender Offer, is expected to enhance the Target Company’s corporate value, and the Tender Offer Price and other conditions related to the Tender Offer are deemed reasonable for the Target Company’s shareholders, providing them with a fair opportunity to sell their shares from the following perspectives: (i) the Tender Offer Price is reasonable in light of the valuation results of the Share Valuation Report by SBI Securities, an independent third-party valuation institution, which exceeds the median of the valuation range calculated using the discounted cash flow method by SBI Securities (“DCF method”), (ii) the premium levels vary due to diverse factors in individual cases, so it is not appropriate to evaluate the appropriateness solely based on simple comparisons with Similar Cases, and the level is not considered unreasonable, (iii) the Tender Offer Price significantly exceeds the consolidated book value per share of the Target Company, (iv) negotiations with the Offeror were conducted under the negotiation policy determined by the Special Committee at its instruction, excluding the involvement of Mr. Koichiro Banzai to eliminate the potential influence of structural conflicts of interest as much as possible, resulting in a 23% (JPY 315) increase in the price (JPY 1,680) from the initial proposal, and (v) there are no unreasonable points in the method of the Transaction.

Based on the above, the Target Company resolved at its board of directors meeting held today to express its opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer.

For details on the decision-making process of the board of directors, please refer to “⑤ Unanimous Approval by All of the Non-Interested Directors of the Target Company, Including the Audit and Supervisory Committee Members” of “(3) Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest” below.

③ Post-Tender Offer Management Policy

ORIX plans to discuss and consider the optimal structure for further promoting the Target Company’s business growth based on management policies and business strategies that values the corporate philosophy, vision, and culture of the Target Company and respect the intentions of the Target Company’s management team.

As stated in “(1) Overview of the Tender Offer,” above, the Offeror will maintain a certain capital relationship with CSG, a key business partner of the Target Company, even after the execution of the Transaction, to have it support further enhancement of the synergies resulting from the Transaction not merely through collaboration as a business partner, but also as a shareholder which will support the Target Company’s business growth. For this purpose, in the Tender Offer Agreement (CSG), the Offeror agrees with CSG so that CSG will reinvest in the Offeror after the completion of the Transaction. The transfer price per common share of the Offeror in the Reinvestment will be determined based on the valuation of the Target Company Shares, which is planned to be the same price as the Tender Offer Price of JPY 1,680 per share, and the payment price per common share of the Offeror in the Reinvestment will not be determined based on a price which is lower than such valuation. For details on the Tender Offer Agreements, please refer to “(6) Matters concerning Material Agreements relating to the Tender Offer” below.

Additionally, it is planned that the majority of the Target Company’s directors will be dispatched from the ORIX group after the completion of the Transaction. In order to realize the synergies described in “① Background, Purpose, and Decision-Making Process Leading to the Conduct of the Tender Offer” above, however, the Target Company’s management team will continue to play a leading role in business operations.

After the completion of the Transaction, the synergies with HCNET, an existing investment of ORIX, and the promotion of business leveraging the resources of the ORIX group will also be considered, but no specific matters have been decided at this time.

(3)	Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest

The Tender Offer is not a tender offer by the controlling shareholder, since the Target Company is not a subsidiary of the Offeror as of today. The Transaction, including the Tender Offer, is not a “management buyout” (MBO) either, since neither all nor part of the Target Company’s management team intends to make any direct or indirect capital contributions to the Offeror.

However, the Offeror and the Target Company have taken the following measures to ensure the fairness and transparency of the Transaction, by eliminating potential arbitrariness and conflicts of interest that may arise in the decision-making process leading to the decision to implement the Tender Offer, while ensuring the fairness of the Tender Offer Price, since the Tender Offer will be conducted as part of the Transaction, which is intended to make the Target Company a wholly-owned subsidiary of the Offeror. Please note that, of the following statements, those concerning the measures implemented by the Target Company are based on the Target Company’s Press Release and on explanations received from the Target Company.

(Note 1)	“Management buy out (MBO)” means a tender offeror implements a tender offer based on an agreement with officers of a target company and has interests in common with the target company’s officers.

①	Establishment of an Independent Special Committee in the Target Company and obtaining Advisory Report from the Special Committee

(i) Background of establishment

As stated in “② Decision-Making Process and Reasons Leading the Target Company to the Support of the Tender Offer” of “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer” above, the Target Company established the Special Committee by a resolution of its board of directors held on April 8, 2025. The Target Company confirmed that the candidates for the members of the Special Committee are independent from the Offeror Group and the Target Group, and do not have any material interests that differ from those of the general shareholders with regard to the success or failure of the Tender Offer, and held discussions with the candidates for the members of the Special Committee. After confirming the above, the Target Company discussed with the candidates for the Special Committee and, with the advice of City-Yuwa Partners, formed the Special Committee with an appropriate number of members to ensure a balance of knowledge, experience, and abilities, and appointed the three persons, namely, Eiichi Takaya, an independent outside director (Audit and Supervisory Committee Member) of the Target Company, Deana Yahsiu Peng, an independent outside director of the Target Company, and Nobumasa Takasugi, an outside expert (attorney at law, Yodoyabashi & Yamagami LPC), as members of the Special Committee. Eiichi Takaya has been elected as the chairman of the Special Committee by mutual vote of the members of the Special Committee. Although Nobutaka Takasugi is not a director of the Target Company, the Target Company has requested him to serve as a member of the Special Committee as an outside expert because of his high level of expertise as a lawyer and his extensive knowledge of M&A, including transactions similar to the Transaction. Although there are no issues regarding the independence of independent outside directors (Audit and Supervisory Committee Member) Hidenori Matsuda and Kiyoshi Yoshii from the Offeror Group and the Target Group, they were not selected as members of the Special Committee because it was deemed that they may have difficulty devoting themselves to the deliberations of the Special Committee due to personal circumstances.

Based on the above, the Target Company has requested the Special Committee to advise the Target Company on (i) the legitimacy and rationality of the purpose of the Transaction (including whether the Transaction will contribute to the enhancement of the corporate value of the Target Company), (ii) the fairness and reasonableness of conditions of the Transaction, and (iii) the fairness in procedures for the Transaction, (iv) the appropriateness of the Target Company’s board of directors expressing its support on the Tender Offer and recommending that the Target Company’s shareholders tender their shares in the Tender Offer, and (v) whether the Target Company’s board of directors’ decision regarding the Transaction is detrimental to the Target Company’s minority shareholders (the “Consultation Matters”).

In addition, the Target Company’s board of directors has resolved that, in making its decision regarding the Transaction, it will give the utmost consideration to the opinions of the Special Committee, and that if the Special Committee reports to the board of directors that it should not support the Tender Offer or it should not recommend that the Target Company’s shareholders tender their shares in the Tender Offer, the Target Company’s board of directors will not express its opinion in support of the Tender Offer in the former case or recommend that the Target Company’s shareholders tender their shares in the Tender Offer in the later case. At the same time, based on the above resolution of the Board of Directors, the Target Company has resolved to grant the Special Committee the following powers and authority: (1) to negotiate with ORIX regarding the terms and conditions of the Transaction (including indirect negotiations through the Target Company and its advisors), as necessary; and (2) to appoint advisors to the Special Committee at the expense of the Target Company (including the authority to approve City-Yuwa Partners as the Target Company’s legal advisor and SBI Securities as the Target Company’s financial advisor and third-party valuation institution, which have been selected by the Target Company’s board of directors) and (iii) the authority to receive information necessary for the consideration and decision of the Transaction from the Target Company’s officers and employees.

The remuneration for the members of this Special Committee shall consist solely of fixed remuneration for Deana Yahsiu Peng and Takaya Eiichi, and shall not include any success fees contingent upon the completion of the Transaction. With regard to Takasugi Nobutaka, the remuneration shall be calculated by multiplying the number of hours worked by an hourly rate, and shall not include any success fees contingent upon the completion of the Transaction.

(ii) Background of deliberations

The Special Committee held a total of 11 meetings over approximately 17 hours between April 16, 2025 and June 13, 2025. Additionally, during the intervals between Special Committee meetings, the Special Committee conducted activities such as reporting, information sharing, deliberation, and decision-making via email, thereby fulfilling its duties related to the Consultation Matters.

Specifically, the Special Committee confirmed that SBI Securities, the financial advisor and third-party valuation institution of the Target Company, and City-Yuwa Partners, the legal advisor of the Target Company, do not fall under the category of related parties of the Offeror Group or the Target Group, do not have any material interests in the Transaction including the Tender Offer, and do not have any other issues with regard to their independence and expertise in the Transaction, and approved their appointment.

Furthermore, as stated in “④ Establishment of an Independent Review System in the Target Company” below, the Special Committee has confirmed that there are no issues with the Target Company’s internal system for reviewing the Transaction (including the scope of the Target Company’s officers and employees involved in the review, negotiation, and decision-making regarding the Transaction and their duties) from the perspective of independence and fairness, and has approved such system. Based on the above, the Special Committee has considered measures to be taken to ensure the fairness of the procedures in the Transaction, taking into account the opinions obtained from City-Yuwa Partners.

In addition, the Special Committee has received explanations from the Target Company regarding the contents, important assumptions, and background of the Business Plan prepared by the Target Company, and has confirmed the reasonableness of these matters.

The Special Committee received explanations from the Target Company regarding the purpose and significance of the Transaction, and the impact on the Target Company’s business, conducted Q&As on these matters, presented questions to the Offeror, and conducted a Q&A session in an interview format with the Offeror regarding the purpose and background of the Transaction and management policies after the Transaction.

In addition, as stated in “(i) Name of the Valuation Institution and its Relationship with the Target Company and the Offeror” of “③ Obtaining a Share Valuation Report from an Independent Third-Party Valuation Institution”, while SBI Securities has calculated the value of the Target Company Shares based on the Business Plan, the Special Committee has received explanations from SBI Securities regarding the calculation method used to calculate the value of the Target Company Shares, the reasons for adopting the calculation method, the details of the calculations using each calculation method, and the significant assumptions, and has confirmed the reasonableness of these matters through Q&As, discussions, and deliberations.

Furthermore, the Special Committee received reports from the Target Company and SBI Securities on the Target Company’s negotiations with the Offeror from time to time, deliberated and examined, and expressed opinions as necessary regarding the Target Company’s negotiation policy. Specifically, upon receiving the proposals from the Offeror regarding the Tender Offer Price, etc., the Special Committee received reports on each proposal and, after hearing SBI Securities’ analysis and opinions on the response policy and negotiation policy with the Offeror, the Special Committee deliberated on the proposals.

Based on the above, the Special Committee has advised the Target Company that it has no objection to the Target Company requesting the Offeror to reconsider the Tender Offer Price in any of these cases, and advised the Target Company on matters to be discussed with the Offeror in order to achieve the significance and purpose of the Transaction for the Target Company, and by doing so the Special Committee has been involved in the entire process of consultation and negotiation between the Target Company and the Offeror regarding the terms of the Transaction, including the Tender Offer Price.

The Special Committee has received explanations from City-Yuwa Partners regarding the contents of the draft press release related to the Tender Offer that the Target Company plans to announce or submit, and has confirmed that appropriate information disclosure will be made.

(iii) Contents of Decision

Under the circumstances described above, the Special Committee submitted the Advisory Report, whose summary is as provided below, to the board of directors of the Target Company as of today, based on the unanimous vote by its members, by taking into account the legal advice received from City-Yuwa Partners and the financial advice received from SBI Securities and the contents of Share Valuation Report received from SBI Securities as of June 13, 2025 and upon carefully considering and repeatedly discussing the Consultation Matters.

(a) Contents of Advisory Report

①	The Special Committee views that the Transaction contributes to the enhancement of corporate value of the Target Company and its purpose has legitimacy/rationality.

②	The Special Committee views that the fairness/reasonableness of conditions of Transaction have been ensured including purchase price of Tender Offer.

③	The Special Committee views that sufficient consideration has been given on the interest of shareholders of the Target Company through fair procedures under the Transaction.

④

The Special Committee views as reasonable for the board of directors of the Target Company to express its support on the Tender Offer and to recommend the shareholders of the Target Company to accept the Tender Offer.

⑤	The Special Committee views that the decision on the Transaction is not detrimental to the minority shareholders.

(b) Reasons for Advisory Report

1. Legitimacy/Rationality of Purpose of Transaction

(1)	Business Environment and Business Challenges

•

The Special Committee has the same understanding on the description of Target Company’s business in “② Decision-Making Process and Reasons Leading the Target Company to the Support of the Tender Offer” of “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer” as provided above.

•	The Target Company understands the specific business environment of the Target Group as provided below.

(A)	Demand for virtual desktop in various industries is continuing to grow due to increasing cybersecurity threats and due to the fact that Windows 10 support is about to end.

(B)	Work from home/hybrid work have been established as workstyle.

(C)	There is urgent need to take ransomware countermeasures due to increase in number of companies which have become a victim of ransomware attack.

(D)

Risk of new types of cyberattack is increasing as hybridization of multicloud and on-premise is progressing in connection with popularization of cloud service. Therefore, strengthening of security measures, which are different from existing security measures are required, and increase in demand for new security system is expected.

•

In the business environment as described above, the Target Group will promote the measures described below. The Target Group will aim to realize sustainable growth by expanding its recurring revenue model business, by working towards becoming sustainable growth company, and by working towards expanding its business through M&A and strategic business tie-up.

(A)

Expanding the solution lineup and promoting expansion of virtual desktop solution in various industries, including local government and financial institutions which have steady demand, together with over 300 partners including CXJ K.K.

(B)	Strengthening hiring/training of engineers in connection with increase in virtual desktop projects

(C)	Further strengthening the sales structure in response to increasing demand of Target Company’s product “Remote PC Array” from national and local governments

(D)	Continually promoting business tie-ups with global partners including new security solution “Forcepoint”

(E)	Strengthening development of “SaaS Secure Client” to realize optimal secure model in the future

•

The business results of the Target Company are as provided in “(1) Summary of Status of Business Performance, etc.” of “4. Analysis of Financial Condition, Business Performance and Cashflow Status by Management” of “II. Business Status” of the Securities Report for the fiscal year ended January 31, 2025 which the Target Company announced as of April 28, 2025 and the “Supplemental Materials of Financial Results for the Fiscal Year Ended January 31, 2025” which the Target Company announced as of March 17, 2025.

•

In the business environment surrounding the Target Company as described above, the Target Company has two business strategies (① expansion of recurring revenue model business and becoming sustainable growth company and ② business expansion through M&A and strategic business tie-up) as its main business challenges, which the Target Company should address for its further growth, based on the 4-year mid-term management plan for the period between the fiscal year ended January 31, 2024 and the fiscal year ended January 31, 2027 which was announced on April 25, 2023 and which was revised on February 17, 2025.

•

As explained above, the Target Group has as its main business the IT infrastructure which consists of three business areas which are virtual desktop, cloud infrastructure and zero trust security. As the business environment surrounding the Target Group, ① the trend is expected in which the demand for virtual desktop, which is main business of the Target Company, will continue to grow in various industries due to the fact that cybersecurity threats are increasing, Windows 10 support is about to end, and work from home/hybrid work have been established. Furthermore, ② demand for new security systems such as virtual desktop and cloud which do not store terminal-side data is also expected to increase due to the fact that strengthening of security measures which are different from existing measures is required due to urgent need to take ransomware countermeasures and increase in risk of new types of cyberattack in connection with popularization of cloud service. In the midst of such business environment, the Special Committee views that it is not unreasonable for the Target Group to have the implementation of two business strategies (① expansion of recurring revenue model business and becoming sustainable growth company and ② business expansion through M&A and strategic business tie-up) as its business challenge in order to further grow the IT infrastructure business of the Target Group.

(2) Purpose of Transaction and Enhancement of Corporate Value through Transaction

•

As provided in “(i) Proposal from ORIX and the Process of Establishing the Review System” and “(iii) Contents of the Target Company’s Decision-Making” of “② Decision-Making Process and Reasons Leading the Target Company to the Support of the Tender Offer” of “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer”, the Target Company views that it will become possible to proceed with the initiatives towards “expansion of recurring revenue model business and becoming sustainable growth company” and “business expansion through M&A and strategic business tie-up” with high probability by realizing the synergy with the Offeror Group and HCNET through the Transaction.

•

The Target Company and ORIX have had multiple discussions on the measures, etc. for enhancement of corporate value mentioned above in connection with the Transaction. Furthermore, the Special Committee has also received explanation from Naohiro Sato, Chairman of the Board, and Takashi Matsuura, CEO, on the enhancement of corporate value of the Target Company in connection with the Transaction, and when the Special Committee conducted Q&A, etc. to them on the details, effects and feasibility among other things, the contents of Q&A, etc. were reasonable.

•

As explained above, in the midst of business environment surrounding the Target Group as described in (1) above, the purpose of Transaction is to create business synergy with ORIX as business partners including capital tie-up and to have the Target Company become a wholly-owned subsidiary of ORIX, promote business complementation and business synergy with HCNET and implement initiatives to further promote the expansion of IT infrastructure promoted by ORIX instead of mere collaboration between ORIX and the Target Company, by taking into account the high compatibility between the Target Company, HCNET and ORIX Group. The Target Company will proceed with “expansion of recurring revenue model business and becoming sustainable growth company” and “business expansion through M&A and strategic business tie-up,” which are business challenges of the Target Company, with high probability by (i) further strengthening the ability to develop Target Company’s network through SI business collaboration with HCNET, (ii) enhancing mutual production efficiency by sharing with HCNET the knowledge/equipment, etc. owned by the Target Company for product development, (iii) expanding the sales channels by providing HCNET with Target Company’s products, and (iv) expanding the service by using the rich product lineup of ORIX Rentec, by using the rich management resources owned by ORIX Group by becoming wholly-owned subsidiary of Offeror and through cooperation with the Offeror Group. Due to the fact that the policy to enhance corporate value as a result thereof is reasonable, the Special Committee views that the purpose of Transaction is not unreasonable and certain enhancement of corporate value is expected through the Transaction.

(3) Disadvantages of the Transaction

•

By taking into account the fact that the Special Committee views that possibility of ① impact on the means to raise funds from capital market through equity finance and ② impact on securing excellent personnel and increasing customers through enhancement of social credibility and popularity which the Target Company enjoyed as a listed company as disadvantages of the Transaction to the Target Company and its stakeholders, the Special Committee conducted Q&A with Takashi Matsuura, CEO of the Target Company, regarding the view on the degree of such disadvantages.

•

From such Q&A, the Special Committee received an explanation that with regard to ①, the Target Company has never received a loan from any financial institution up to now, has managed funds from cash and deposits at hand, and is not expected to require raising funds from the capital market through equity finance hereafter. With regard to ②, the Special Committee received an explanation that the Target Company views that the disadvantages of privatization of the Target Company are limited because, among others, (a) the necessity for the Target Company to rely on social credibility as a listed company is not necessarily high because the Target Company has developed sufficient credibility within the industry through its corporate activities up to now, (b) the Target Company is able to limit the impact of its delisting, including impact on hiring activity, by using the social credibility and fund-raising capability, etc. of the Offeror Group, (c) even if the Target Company becomes a part of the Offeror Group, the main customers of the Target Company are not expected to leave, and (d) it will become possible to allocate the management resources relating to response to shareholders, such as costs to remain listed, resources and costs to make disclosures and to conduct audits pursuant to laws, and IR-related costs, all of which were for response to corporate governance code, etc. and which have continued to increase, to resolve other business challenges.

•

According to the Q&A of Takashi Matsuura, CEO of the Target Company, the Target Company views that the disadvantage of any of the points mentioned above is limited and there really is not that much meaning for the Target Company to remain listed hereafter.

•

Based on the explanation provided above, there is nothing unreasonable in the contents of such explanation. Although there is a possibility that disadvantage may arise from the privatization which will occur through the Transaction, it can be deemed that the degree thereof is limited.

(4) Summary

There is nothing unreasonable on the business environment surrounding the Target Company and business challenges as understood by the Target Company. Although there is a possibility that disadvantages may arise from the privatization of the Target Company which will occur through the Transaction, the degree thereof is limited. On the other hand, it is possible to take initiatives towards “expansion of recurring revenue model business and becoming sustainable growth company” and “business expansion through M&A and strategic business tie-up,” which are business challenges of the Target Company, with high probability by having the Target Company become a wholly-owned subsidiary of ORIX, by promoting business complementation and business synergy with HCNET, and by implementing initiatives to further promote the expansion of IT infrastructure promoted by ORIX. The Special Committee views that such disadvantages will not exceed the synergy expected to be created from the Transaction and the Transaction will contribute to the enhancement of corporate value of the Target Company and therefore, the Special Committee recognizes the legitimacy/rationality of purpose of Transaction.

2. Fairness/Reasonableness of Conditions of Transaction

(1) Obtaining Share Valuation Report from Independent Third-Party Valuation Institution

•

Upon determining the reasonableness of conditions of Transaction, the Target Company obtained the Share Valuation Report, which is based on the business plan of the Target Company, from SBI Securities, which is financial advisor of the Target Company and independent third-party valuation institution independent from the Offeror Group, Mr. Nagamori, CSG and the Target Group. Furthermore, by taking into the financial advice from SBI Securities, the Special Committee has conducted multiple Q&As with SBI Securities and reviewed the contents of the Share Valuation Report upon receiving explanation on the reason for selecting the selected valuation method, the analysis of valuation results and the matters concerning the valuation of share value of the Target Company Shares, such as premium level of recent acquisition cases (excluding the cases announced during the period between June 28, 2019, which is the date when the Ministry of Economy, Trade and Industry of Japan announced the “Fair M&A Guidelines” (the “Guidelines”), and March 31, 2025, in which the target company became a wholly-owned subsidiary of tender offeror whose shareholding ratio in the Target Company before the implementation of tender offer was 20% or less, in which PBR of shares in the Target Company exceeded 1 prior to the announcement, in which the Target Company recommended tendering the shares under the tender offer, and in which the tender offer has been completed, and in which the TOB fell through or the premium was affected due to discount TOB or leakage of information to the media, among other things) (hereinafter referred to as “Similar Cases”). As a result, the Special Committee concluded that market share price method and discounted cash flow (DCF) method, which are share valuation method used by SBI Securities, are common reasonable methods in light of current practice, and the Special Committee concluded that the contents of valuation under the DCF method are reasonable in light of current practice.

•

The Special Committee has received an explanation from the Target Company on the contents of business plan of the Target Company based on valuation conducted by SBI Securities under the DCF method and circumstances under which such business plan was prepared, and has confirmed the rationality of its contents by taking into account the results of interview conducted by SBI Securities to the Target Company and the contents of other advice. Specifically, due to the fact that the business plan of the Target Company was prepared for the purpose of objectively and reasonably verifying the reasonableness of conditions of the Transaction and there are no circumstances which show that the Offeror Group wrongfully intervened, the Special Committee has confirmed that there are nothing unreasonable on the purpose of preparation of business plan of the Target Company, procedures for such preparation and contents of such business plan.

•

Furthermore, the Special Committee has confirmed the reasonableness of the purchase price under the Tender Offer due to the fact that in light of the share valuation of Shares in the Share Valuation Report, the purchase price under the Tender Offer exceeds the maximum value of valuation made by SBI Securities under the market share price method and exceeds the median of the results of share valuation made by SBI Securities under the DCF method.

(2) Premium Level

•

The Tender Offer Price (JPY 1,680) represents (i) a premium of 19.2% on JPY 1,409, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on June 13, 2025, which was the business day immediately before the date of the preceding announcement on the implementation of the Tender Offer, (ii) a premium of 22.1% on JPY 1,376, the simple average closing price for the last one-month period before the date of the preceding announcement on the implementation of the Tender Offer, (iii) a premium of 35.2% on JPY 1,243, the simple average closing price for the last three-month period before the date of the preceding announcement on the implementation of the Tender Offer, and (iv) a premium of 50.8% on JPY 1,114, the simple average closing price for the last six-month period before the date of the preceding announcement on the implementation of the Tender Offer, respectively.

•

When comparing the premium level at hand with the premium level of Similar Cases (i.e., (i) median value of 43.51% and average value 51.87% on average closing price of the Target Company Shares, which are the business day immediately before the date of the preceding announcement on the implementation of the Tender Offer, (ii)median value of 43.59% and average value 53.12% on average closing price for the last one-month period before the date of the preceding announcement on the implementation of the Tender Offer, (iii) median value of 45.81% and average value 54.49% on average closing price for the last three-month period before the date of the preceding announcement on the implementation of the Tender Offer, and (iv) median value of 49.75% and average value 53.75% on average closing price for the last six-month period before the date of the preceding announcement on the implementation of the Tender Offer), the premium level at hand does not exceed the premium level of Similar Cases, but due to the fact that premium level fluctuates due to various causes in each individual case, the Special Committee views that it is not appropriate to determine the reasonableness by relying only on simple comparison with the Similar Cases. Therefore, it cannot be said that the premium on the Tender Offer is at unreasonable level.

(3) Relationship with Price Book-Value Ratio (PBR)

•

The Tender Offer Price (JPY 1,680) is over 5 times the consolidated book value per share as of end of the fiscal year ended January 31, 2025 as provided in the 17th Fiscal Year Securities Report (February 1, 2024 ~ January 31, 2025) (JPY 299.92), which means that the Tender Offer Price far exceeds the consolidated book value per share.

•

Therefore, the Special Committee recognizes the reasonableness of conditions of the Transaction due to reasons including the fact that the Tender Offer Price is over 5 times the consolidated book value per share of the Target Company, which means that the Tender Offer Price far exceeds the consolidated book value per share.

(4) Negotiation Process/Price Determination Process

•

SBI Securities, who is the financial advisor with extensive experience hired by the Target Company, will mainly be in charge of the discussions and negotiations between the Target Company and the Offeror, and the Special Committee has received from SBI Securities advice on the negotiation policy from financial perspective, gave instructions to SBI Securities on the negotiation policy, and received from SBI Securities the reports on the negotiation process.

•

The Special Committee was established promptly after receiving the initial proposal on the Transaction from ORIX, and had multiple discussions on whether the Tender Offer Price is a reasonable price ensuring profits, which the general shareholders of the Target Company should reap, based on the results of initial preliminary share valuation of the Target Company Shares by SBI Securities, upon receiving the explanation on the negotiation policy, etc. from SBI Securities. Specifically, the Special Committee has proceeded with the negotiations with the Offeror by giving instruction to SBI Securities to have discussions/negotiations with ORIX, based on the results of preliminary share valuation by SBI Securities, the premium level of recent Similar Cases and the price book-value ratio (PBR) of the Target Company.

•	As a result, the Special Committee has achieved the increase in price from the initial proposal by 23% (JPY 315) through such negotiations.

•

Koichiro Banzai, director of the Target Company, has not participated at all in the discussions and negotiations with the Offeror in order to eliminate any possibility of structural conflict of interest in the Transaction to the extent possible because Mr. Banzai is a relative of Mr. Nagamori who entered into tender offer agreement with the Offeror.

•	No other specific circumstances have been approved which may cause any doubts to the fairness of decision-making process on the Tender Offer Price.

•

As explained above, due to the fact that the decision-making process on the Tender Offer Price has proceeded by the Special Committee by timely receiving reports on the negotiation status and by giving comments, instructions and requests to the Target Company and SBI Securities at critical moments, it can be deemed that the Special Committee was actual involved in the decision-making process, reasonable efforts were made to conduct the Transaction under the conditions advantageous to the general shareholders to the extent possible, the decision-making process has proceeded by eliminating any involvement by the Target Company’s management who has any structural conflict of interest, and good faith negotiations were conducted by ensuring a situation which is equivalent to transaction between two independent parties. Therefore, the Special Committee assesses that the decision-making process was fair.

(5) Rationality of Transaction Method

•

ORIX proposed a two-step method which consists of tender offer and demand for sale of shares or squeeze out through share consolidation thereafter. The method, under which the tender offer is made as a first step and the Squeeze-Out Procedures are taken as a second step, is a common method adopted in a transaction, whose purpose is privatization, and enables the petition to the court to decide on the price after the demand for sale of shares. Furthermore, under the method used in the Transaction which is tender offer and squeeze out thereafter, the seller will receive the consideration in cash and therefore, it can be viewed as a method preferable over other methods such as share exchange due to the clarity of consideration and stability of its value and from the objective standpoint.

•	Therefore, the Special Committee did not find anything unreasonable in the method of the Transaction.

(6) Summary

By considering the above, although the Tender Offer Price is below the premium level of recent Similar Cases, the Special Committee has come to a conclusion that fairness/reasonableness in the conditions of the Transaction (including the purchase price under the Tender Offer) have been secured from the perspective of interest of general shareholders of the Target Company in light of the fact that ① it can be said that the Tender Offer Price is reasonable in light of the valuation results in the Share Valuation Report of SBI Securities which is independent third-party valuation institution (i.e., the Tender Offer Price exceeds the median of results of share valuation made by SBI Securities under the DCF method), ② due to the fact that premium level fluctuates due to various causes in each individual case, it is not appropriate to determine the reasonableness by relying only on simple comparison with the Similar Cases and therefore, it cannot be said that the premium level given to the Tender Offer is at unreasonable level, ③ the Tender Offer Price far exceeds the book value per share of the Target Company, ④ the negotiations with the Offeror were conducted by eliminating any involvement by Koichiro Banzai from the negotiations in order to eliminate any possibility of structural conflict of interest to the extent possible and based on the negotiation policy decided by and the instructions made by the Special Committee and the increase in price from the initial proposal by 23% (JPY 315) has been achieved as a result of such negotiations, and ⑤ nothing unreasonable has been found in the method of the Transaction.

3. Fairness in Procedures for Transaction

(1) Establishment of Special Committee by the Target Company

•

As provided in “(i) Background of the Establishment” above, the Target Company has established the Special Committee, which consists of 3 members who are Eiichi Takaya, independent outside director (Audit and Supervisory Committee Member) of the Target Company, Deana Yahsiu Peng, independent outside director of the Target Company, Nobumasa Takasugi (attorney-at-law, Yodoyabashi & Yamagami LPC), outside expert, all of whom are independent from the Offeror Group, Mr. Nagamori and CSG.

•

Through mutual election, Eiichi Takaya, independent outside director who is most qualified member of the Special Committee under the Guidelines, has been appointed as chairperson of the Special Committee.

•

Only fixed compensation will be paid to Deana Yahsiu Peng and Eiichi Takaya and no performance-based compensation, which is conditional upon the conclusion of Transaction, is included. The amount of compensation payable to Nobumasa Takasugi is calculated by multiplying the number of working hours by hourly rate and no performance-based compensation, which is conditional upon successful completion of the Transaction., is included.

(2) Obtaining Independent Expert Advice, etc. from Outside Expert of the Target Company

•

The Target Company has appointed City-Yuwa Partners, who is a legal advisor independent from the Offeror Group, Mr. Nagamori, CSG and the Target Group, and has been receiving legal advice including advice on the measures to be taken to secure fairness in the procedures under the Transaction, the procedures under the Transaction, and decision-making method of the Target Company relating to the Transaction and its process, among other things. City-Yuwa Partners does not fall under relevant party of the Offeror Group or relevant party of the Target Group and does not have any material interest in the Transaction including Tender Offer. The Special Committee has approved City-Yuwa Partners as the legal advisor of the Target Company upon confirming that City-Yuwa Partners has no issue in terms of its independence and expertise. The fee payable to City-Yuwa Partners does not include any performance-based fee which is conditional upon conditions such as successful completion of the Transaction.

•

The Target Company had requested SBI Securities, who is financial advisor and third-party valuation institution independent from the Offeror Group, Mr. Nagamori, CSG and the Target Group, to valuate the shares in the Target Company and has obtained the Share Valuation Report as of June 13, 2025. SBI Securities does not fall under relevant party of the Offeror, Mr. Nagamori, CSG or the Target Company, and does not have any material interest in the Transaction including Tender Offer. Furthermore, the Target Company views that sufficient care has been taken on the interest of minority shareholder of the Target Company by taking into consideration the other measures ensuring the fairness of Tender Offer Price and measures to avoid conflict of interest which are taken for the Transaction, and therefore, has not obtained from SBI Securities a fairness opinion on the fairness of Tender Offer Price. With respect to the fee payable to SBI Securities in relation to the Transaction, milestone is established in the Transaction process and milestone fee, which is payable upon achieving each milestone, is included (However, such fee is a fixed fee and does not fluctuate depending on the share price, etc. under the successfully completed Transaction.). In a situation where whether or not the Transaction would be successfully concluded is unknown, the Target Company views that it is preferable from the perspective of Company’s financial burden to have a part of the fee be a milestone fee instead of having the fee entirely a fixed fee and that the milestone fee is reasonable for both parties. Based on its determination that inclusion of milestone fee does not eliminate the independence, the Target Company has appointed SBI Securities as its financial advisor and third-party valuation institution under the fee structure mentioned above. The Special Committee has also confirmed that there is no issue with independence of SBI Securities.

(3) Exclusion of Director with Conflict of Interest from Deliberation/Resolution of Board of Directors

•

Koichiro Banzai, director of the Target Company, has not participated at all in the discussions and negotiations with the Offeror and will not participate in any deliberations and resolutions of board of directors relating to the Transaction to be held hereafter, in order to eliminate any possibility of structural conflict of interest in the Transaction to the extent possible because Mr. Banzai is a relative of Mr. Nagamori who entered into tender offer agreement with the Offeror.

(4) Setting a Minimum Number of Shares to be Purchased that Exceeds the Number Corresponding to the Majority of Minority

•

Since the Offeror intends to make the Target Company a wholly owned subsidiary of the Offeror, the Offeror has set 9,546,000 shares (representing an ownership percentage of 66.67% of the Target Company) as the minimum number of shares to be purchased in the Tender Offer. If the total number of the Tendered Shares is less than the minimum number of shares to be purchased, the Offeror will not purchase any of the Tendered Shares. The minimum number of shares to be purchased (9,546,000 shares) exceeds the figure (9,150,289 shares, with an ownership ratio of 63.90%) obtained by deducting the number of treasury shares held by the Target Company as of the same date (261,022 shares) and the agreed number of the Planned Tendered Shares (3,981,600 shares, with an ownership ratio of 27.81%) from number of shares issued by the Target Company as of April 30, 2025 (14,580,000 shares) as stated in the Target Company’s summary of financial results for the first quarter (10,337,378 shares, with an ownership ratio of 72.19%), divided by 2 (5,168,689 shares, with an ownership ratio of 36.10%) and added by the agreed number of Planned Tendered Shares (3,981,600 shares). This means that the number of shares to be purchased, excluding the agreed number of tendered shares, exceeds the number of shares of the Target Company owned by shareholders of the Target Company who do not have a material interest in the Offeror (i.e., the “Majority of Minority”) and therefore, if the majority of shareholders of the Target Company who do not have a material interest in the Offeror do not approve the Transaction, the Target Company will not proceed with the Transaction, including the Tender Offer.

•

Therefore, it can be deemed that the intention of general shareholders has been taken into account with respect to the Transaction because if a majority of general shareholders do not tender the shares, the Tender Offer will not be implemented.

(5) Ensuring Objective Circumstances to Secure the Fairness of the Tender Offer

•

While the statutory requirement of the tender offer period is 20 business days at minimum, the Offeror will set the Tender Offer Period as 34 business days. By setting a relatively long tender offer period compared to the shortest tender offer period specified by laws and regulations, the Offeror intends to ensure that the shareholders of the Target Company have an opportunity to properly decide whether to tender their shares in the Tender Offer and to provides an opportunity for a competing takeover offeror to acquire the Target Company Shares as a counter-measure, and thereby ensuring the fairness of the Tender Offer.

•

The Offeror and the Target Company have not entered into any agreement that would restrict the Target Company from contacting a competing takeover offeror, such as an agreement containing a transaction protection clause that would prohibit the Target Company from contacting a competing takeover offeror. In this way, together with the setting of the above tender offer period, the Offeror has taken into consideration the fairness of the Tender Offer by ensuring opportunities for the competing acquisition of the shares.

•

Therefore, it can be deemed that under the Transaction, an environment is ensured, in which a potential purchaser is able to make a competing offer under the same conditions as the Offeror after the announcement of the Transaction, and so-called indirect market check will be made.

(6) Adequacy of Provision of Information to Minority Shareholders and Enhancement of Process Transparency

•

With regard to the draft of this press release, the Special Committee has reviewed the draft multiple times while receiving advice from SBI Securities and City-Yuwa Partners. For the Transaction, the Special Committee has confirmed that sufficient disclosure of information is scheduled to be made with respect to qualification of members of the Special Committee such as independence and expertise, the contents of authority granted to the Special Committee, the circumstances of Special Committee’s review, the status of Special Committee’s involvement in the negotiation process, the basis of/reason for the Special Committee’s decision, the contents of the Advisory Report, summary of the Share Valuation Report, and process and circumstances of negotiations leading up to the implementation of the Transaction, among other things. The Special Committee requests the Target Company to make even more sufficient disclosure of information.

•	Therefore, it can be deemed that under the Tender Offer, the opportunity is ensured for the minority shareholders to make appropriate decisions based on sufficient information.

(7) Legality of Squeeze-Out Procedures/Elimination of Coercion

•

The arrangements have been made to ensure that the shareholders of the Target Company has the opportunity to appropriately decide on whether or not to tender their shares under the Tender Offer and no coercion will occur therefrom since the Offeror (i) plans to demand all shareholders of the Target Company (excluding the Offeror and the Target Company), who did not tender their shares under the Tender Offer, to sell their shares pursuant to Part II, Chapter 2, Section 4-2 of the Companies Act in accordance with the number of shares to be acquired by the Offeror upon successful completion of the Tender Offer promptly after the completion of settlement of the Tender Offer, or if the total number of voting rights in the Target Company owned by the Offeror is less than 90% of voting rights of all shareholders of the Target Company after the closing of the Tender Offer, the Offeror plans to request the Target Company to hold an extraordinary shareholders’ meeting the agenda for which include the proposal for the share consolidation in accordance with Article 180 of the Companies Act and the proposal for an amendment to the articles of incorporation to abolish the share unit number provisions, subject to the share consolidation taking effect. The Offeror will not adopt any method which will not ensure the shareholders of the Target Company with the right to demand for purchase of shares or the right to petition for the court to determine the price, and (ii) has made clear that upon making demand for sale of shares or upon share consolidation, the amount of payment to be made to the shareholders of the Target Company as consideration will be calculated in a way so that the such amount will be identical to the Tender Offer Price multiplied by the number of shares in the Target Company owned by the shareholders of the Target Company (excluding the Offeror and the Target Company).

(8)	Summary

•

Upon reviewing the matters mentioned above, the Special Committee has come to a conclusion that sufficient arrangements have been made for the interest of general shareholders of the Target Company through fair procedures under the Transaction including the Tender Offer, in light of the facts that ① the board of directors of the Target Company has established the Special Committee which is independent from the Offeror Group, Mr. Nagamori and CSG, ② in the course of reviewing the Transaction, the Target Company has received advice from City-Yuwa Partners, legal advisor, and SBI Securities, financial advisor and third-party valuation institution, both of whom are independent from the Offeror Group, Mr. Nagamori, CSG and the Target Group, ③ the Target Company has obtained the Share Valuation Report from SBI Securities, third-party valuation institution who is independent from the Offeror Group, Mr. Nagamori, CSG and the Target Group, ④ Koichiro Banzai, director of the Target Company, has not participated at all in the discussions and negotiations with the Offeror in order to eliminate any possibility of structural conflict of interest in the Transaction to the extent possible because Mr. Banzai is a relative of Mr. Nagamori who entered into tender offer agreement with the Offeror, ⑤ minimum number of shares to be purchased exceeding the Majority of Minority has been set, ⑥ indirect market check will be made, ⑦ opportunity has been ensured which will allow the minority shareholders to make appropriate decision based on sufficient information, and ⑧ legality of Squeeze-Out Procedures has been ensured in order to prevent issue of coercion to arise under the Transaction.

4.	General Summary

•

Upon making the review described above, the Special Committee has concluded that as provided in 1. above, the Transaction contributes to the enhancement of corporate value of the Transaction, there are legitimacy/rationality in the purpose of Transaction, and as provided in 2 and 3 above, there are fairness/reasonableness in the transaction conditions and fairness in the procedures. Therefore, since the Special Committee views that (a) the Transaction contributes to the enhancement of corporate value of the Target Company and the purpose of Transaction is legitimate and rational and (b) the reasonableness of conditions of the Transaction including the purchase price under the Tender Offer and the fairness of procedures under the Transaction including the Tender Offer are ensured and the arrangements have been for the interest of general shareholders of the Target Company. Therefore, the Special Committee views that it is reasonable for the Target Company to expresses its opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer.

•

Furthermore, the Special Committee views that the board of directors of the Target Company passing resolutions to express its support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer are not detrimental to the minority shareholders of the Target Company. Furthermore, the Special Committee views that the decision to implement the Squeeze-Out Procedures for the purpose of privatizing the Shares, which is planned to be implemented after the Tender Offer, is not detrimental to the minority shareholders of the Target Company.

②	Advice of Independent Law firm to the Target Company

The Target Company appointed City-Yuwa Partners as its legal advisor independent of the Offeror Group and Target Group, and has received legal advice from City-Yuwa Partners including advice on measures to be taken to ensure the fairness of procedures in the Transaction, and the method and process of decision-making of the Target Company regarding the Transaction and various procedures of the Transaction.

City-Yuwa Partners is not a related party of the Offeror Group or the Target Group, and does not have any material interest in the Transaction, including the Tender Offer. The Special Committee approved the appointment of City-Yuwa Partners as the Target Company’s legal advisor, having confirmed that there were no issues with its independence or expertise. City-Yuwa Partners’ compensation does not include any contingency fee that is subject to the successful completion of the Transaction etc.

③	Obtaining a Share Valuation Report from an Independent Third-Party Valuation Institution

(i) Name of the Valuation Institution and its Relationship with the Target Company and the Offeror

In making its opinion regarding the Tender Offer, the Target Company requested SBI Securities, a financial advisor and third-party valuation institution of the Offeror Group, Mr. Nagamori, CSG, and the Target Group, to calculate the value of the Target Company’s shares, and obtained the Share Valuation Report dated June 13, 2025.

SBI Securities is not a related party of the Offeror, Mr. Nagamori, CSG, or the Target Company, and does not have any material interest in the Transaction, including the Tender Offer. Furthermore, the compensation for SBI Securities in connection with the Transaction is structured as milestone-based compensation, with multiple milestones set during the transaction process, and payments made upon the achievement of each milestone (however, this is a fixed compensation and does not vary based on the stock price or other factors of the Transaction). Given that the outcome of the Transaction is uncertain, it is considered desirable from the perspective of the Target Company’s financial burden and reasonable for both parties to have a portion of the remuneration as milestone remuneration rather than a fixed remuneration. The Target Company has appointed SBI Securities as its financial advisor and third-party valuation institution based on the above remuneration system, as it has determined that the inclusion of milestone remuneration does not negate its independence. In addition, the Special Committee has confirmed that there are no issues with the independence of SBI Securities.

At its first meeting, the Special Committee confirmed that there were no issues with the independence and expertise of SBI Securities and approved it as the third-party valuation institution for the Target Company, and that the Special Committee would seek expert advice as necessary. In addition, the Special Committee has conducted Q&As with SBI Securities after receiving explanations from the Target Company on the calculation method, figures used in the calculation, and assumptions regarding the content, assumptions, and background of the Business Plan that forms the basis for the calculation of the Target Company’s share value. The Special Committee did not find any particular unreasonable points and confirmed that the calculation method and results are reasonable.

The Target Company has not obtained a fairness opinion from SBI Securities regarding the fairness of the Tender Offer Price because it believes that measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest have been implemented by the Target Company and the Offeror, and that the interests of the Target Company’s minority shareholders have been sufficiently taken into consideration.

(ii) Overview of the calculation of the Target Company Shares

SBI Securities, after considering which calculation method should be used to calculate the value of the Target Company’s shares from among several calculation methods, decided to use the market share price method because the Target Company is listed on the Standard Market of the Tokyo Stock Exchange and has a market share price, and the DCF method because it is possible to reflect the future business activities in the calculation.

The range of the value per share of the Target Company Shares calculated by SBI Securities based on the above methods is as follows.

Market share price method: JPY 1,114 to JPY 1,409

DCF Method: JPY 1,396 to JPY 1,936

Under the market share price method, the valuation reference date is set on June 13, 2025, the business day preceding the announcement date of the Tender Offer as the reference date of calculation (the “Reference Date”), and the per-share value of the Target Company Shares has been calculated to range from JPY 1,114 to JPY 1,409, based on the closing price on the Standard Market of the Tokyo Stock Exchange Standard as of the Reference Date (JPY 1,409), the simple average closing price for the past one month (JPY 1,376), the simple average closing price for the past three months (JPY 1,243), and the simple average closing price for the past six months (JPY 1,114), in each case up to and including the Reference Date.

Under the DCF method, after taking into consideration the reasonable assumptions such as revenue forecasts and investment plans for the second quarter of the fiscal year ending January 2026 through the fiscal year ending January 2028 according to the business plan prepared by the Target Company based on its medium-term management plan for the fiscal years ending January 2025 to January 2027 announced on February 17, 2025, taking into account the current business environment (the “Business Plan”), the Target Company’s share value is analyzed by discounting the free cash flow expected to be generated by the Target Company from the second quarter of the fiscal year ending January 2026 to the present value at a certain discount rate (weighted average cost of capital) and making certain financial adjustments, such as adding the value of cash equivalents, including surplus cash and deposits held by the Target Company, to the Target Company’s corporate value, such that the per-share value of the Target Company Shares has been calculated to range from JPY 1,396 to JPY 1,936. Excess cash and deposits are deducted from cash and deposits as working capital, which is estimated to be the amount of expenses that will be incurred in one month. The Business Plan includes fiscal years in which significant increases or decreases in profits and free cash flow are expected. Specifically, due to an increase in sales resulting from the commencement of operations of CXJ Co., Ltd. in February 2025, we expect operating profit for the fiscal year ending January 2026 to increase by approximately 47% compared to the previous fiscal year, operating profit for the fiscal year ending January 2027 to increase by approximately 38% compared to the previous fiscal year, and operating profit for the fiscal year ending January 2028 to increase by approximately 53% compared to the previous fiscal year. Regarding free cash flow, while the fiscal year ended January 2025 is expected to show a significant increase due to factors such as changes in payment terms for accounts payable in certain transactions, the fiscal year ending January 2026 is projected to see a significant decrease compared to the previous year due to the absence of such special factors. For subsequent periods, a significant increase is anticipated in line with revenue growth.

Regarding the synergies expected to be realized through the Transaction, since it is currently difficult to estimate them specifically, the synergies have not been taken into account in the above financial forecasts. Additionally, the Business

Plan has been approved by the Special Committee regarding its reasonableness of its content and assumptions.

④	Establishment of an Independent Review System in the Target Company

As stated in “② Decision-Making Process and Reasons Leading the Target Company to the Support of the Tender Offer” of “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer” above, the Target Company established a structure to deliberate over, negotiate and make decisions on the Transaction independent of the Offeror Group within the Target Company (including scope of the Target Company’s officers and employees involved in the deliberation of the Tender Offer, preparation of the business plan which will be the basis of the valuation of the Target Company Shares, and negotiation and decision-making with the Offeror Group, and their duties). Specifically, a project team which consists of Naohiro Sato, Chairman of the Board of Directors, Takashi Matsuura, President and Representative Director, and two executive officers, all of whom are deemed to be independent from the Offer Group, has been established to review the Transaction and to discuss and negotiate with the Offeror Group, and at the first Special Committee meeting held on April 16, 2025, the Special Committee approved that there were no issues with the independence and fairness of the review system. Mr. Koichiro Manzai is a relative of Mr. Nagamori, who entered into the Tender Offer Agreement (Mr. Nagamori) with the Offeror, and therefore, from the perspective of eliminating as much as possible any potential impact of structural conflicts of interest in the Transaction, he is not a member of the project team and has not participated in any discussions or negotiations with the Offeror Group.

⑤	Unanimous Approval by All of the Non-Interested Directors of the Target Company, Including the Audit and Supervisory Committee Members

Based on the legal advice obtained from City-Yuwa Partners regarding the decision-making process and other matters to be taken into consideration in relation to the Transaction, the contents of the Share Valuation Report obtained from SBI Securities, and the Advisory Report obtained from the Special Committee, and as a result of careful discussions and consideration of the terms and conditions of the Tender Offer by the Offeror, as mentioned in “② Decision-Making Process and Reasons Leading the Target Company to the Support of the Tender Offer” of “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer” above, the Target Company has, at its board of directors meeting held as of today, decided that the Transaction would contribute to the enhancement of the corporate value of the Target Company and that the terms and conditions of the Transaction, including the Tender Offer Price, were reasonable, and resolved to express its opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer.

At the above board of directors meeting, in order to eliminate as much as possible the risk of being affected by structural conflicts of interest and to ensure the fairness of the Transaction, the resolution was adopted unanimously by six of the seven directors of the Target Company, excluding Mr. Koichiro Banzai, who is a relative of Mr. Nagamori, who has entered into the Tender Offer Agreement (Mr. Nagamori) with the Offeror, after deliberation.

In addition, Mr. Koichiro Banzai has not participated in any discussions or negotiations with the Offeror Group on behalf of the Target Company from the perspective of eliminating as much as possible the risk of being affected by structural conflicts of interest in the Transaction, as he is a relative of Mr. Nagamori, who has entered into the Tender Offer Agreement (Mr. Nagamori) with the Offeror.

⑥

Setting a minimum number of shares to be purchased that exceeds the number corresponding to the Majority of Minority Since the Offeror intends to make the Target Company a wholly owned subsidiary of the Offeror, the Offeror has set 9,546,000 shares (representing an ownership ratio of 66.67%) as the minimum number of shares to be purchased in the Tender Offer. If the total number of the Tendered Shares is less than the minimum number of shares to be purchased, the Offeror will not purchase any of the Tendered Shares.

The minimum number of shares to be purchased (9,546,000 shares) exceeds the figure (9,150,289 shares, with an ownership ratio of 63.90%) obtained by deducting the number of the Planned Tendered Shares (3,981,600 shares, with an ownership ratio of 27.81%) from the number of shares (14,318,978 shares, with an ownership ratio of 100%) obtained by deducting the number of treasury shares held by the Target Company as of April 30, 2025 (261,022 shares) from the number of issued shares of the Target Company as of the same date (14,580,000 shares) as stated in the Target Company’s Q1 Financial Results Briefing (10,337,378 shares, with an ownership ratio of 72.19%) and, dividing the resultant by 2 (5,168,689 shares, with an ownership ratio of 36.10%) and adding the number of Planned Tendered Shares (3,981,600 shares). This means that the minimum number of shares to be purchased, excluding the number of Planned Tendered Shares, exceeds the number of Shares, Etc. of the Target Company owned by shareholders of the Target Company who do not have a material interest in the Offeror, i.e., the “Majority of Minority,” and therefore, if the majority of shareholders of the Target Company who do not have a material interest in the Offeror do not approve the Transaction, we will not proceed with the Transaction, including the Tender Offer.

⑦	Ensuring objective circumstances to secure the fairness of the Tender Offer

While the statutory requirement of the tender offer period is 20 Business Days at minimum, the Offeror will set the Tender Offer Period as 34 Business Days. By setting a relatively long Tender Offer Period compared to the shortest tender offer period specified by laws and regulations, the Offeror intends to ensure that the shareholders of the Target Company have an opportunity to properly decide whether to tender their shares in the Tender Offer and to provides an opportunity for a competing takeover offeror to acquire the Target Company Shares as a counter-measure, and thereby ensuring the fairness of the Tender Offer.

The Offeror and the Target Company have not entered into any agreement that would restrict the Target Company from contacting a competing takeover offeror, such as an agreement containing a transaction protection clause that would prohibit the Target Company from contacting a competing takeover offeror. In this way, together with the setting of the above Tender Offer Period, the Offeror has taken into consideration the fairness of the Tender Offer by ensuring opportunities for the competing acquisition of the shares.

(4)	Policy for Organizational Restructuring after the Tender Offer (Matters relating to the “Two-Step Acquisition”)

As stated in “(1) Overview of the Tender Offer” since the Offeror will conduct the Tender Offer as part of a transaction to make the Target Company a wholly owned subsidiary of the Offeror, in the event that the Offeror is unable to obtain all of the Target Company Shares (except treasury shares owned by the Target Company) through the Tender Offer, then, after the successful completion of the Tender Offer, the Offeror intends to implement the Squeeze-out Procedures by taking the following actions.

①	Demand for the Sale of Shares

If the Offeror comes to own 90% or more of the total voting rights in the Target Company after successful completion of the Tender Offer and becomes a special controlling shareholder of the Target Company as stipulated in Article 179, paragraph 1 of the Companies Act, the Offeror intends, promptly following the settlement of the Tender Offer, to require all shareholders of the Target Company (excluding the Offeror and the Target Company) (the “Selling Shareholders”) to sell their Target Company Shares to the Offeror (the “Demand for the Sale of Shares”), pursuant to Part II, Chapter 2, Section 4-2 of the Companies Act.

A Demand for the Sale of Shares will provide that each of the Target Company Shares owned by each Selling Shareholder will be exchanged for cash consideration equal to the Tender Offer Price. In such an event, the Offeror will notify the Target Company of the Demand for the Sale of Shares, and seek the Target Company’s approval thereof. If the Target Company approves the Demand for the Sale of Shares by a resolution of the board of directors, then, in accordance with the procedures under applicable law, and without the consent of Selling Shareholders of the Target Company, on the date of acquisition stipulated by the Demand for the Sale of Shares, the Offeror will acquire all Target Company Shares held by Selling Shareholders of the Target Company. In this case, the Offeror intends to deliver to each Selling Shareholder an amount of cash consideration per share held by such shareholder equal to the Tender Offer Price.

According to the Target Company Press Release, if the Target Company receives a notice from the Offeror of its intention to issue a Demand for the Sale of Shares and of the matters stipulated in Article 179-2, paragraph 1 of the Companies Act, the Target Company intends to approve the Demand for the Sale of Shares by its board of directors.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Demand for the Sale of Shares relates, a Selling Shareholders will be able to file a petition with the court for a determination of the sale price for its Target Company Shares in accordance with Article 179-8 of the Companies Act and other applicable laws and regulations. In such a case, the sale price will be finally determined by the court.

②	Share Consolidation

If the Offeror comes to own less than 90% of the total voting rights in the Target Company after successful completion of the Tender Offer, promptly after the completion of the settlement of the Tender Offer, the Offeror intends to request that an extraordinary shareholders’ meeting of the Target Company be convened (the “Extraordinary Shareholders’ Meeting”) the agenda for which include among other things the following proposals: (i) the Share Consolidation in accordance with Article 180 of the Companies Act; and (ii) an amendment to the Target Company’s articles of incorporation to abolish the share unit number provisions, subject to the Share Consolidation taking effect. The Offeror intends to approve each of the above proposals at the Extraordinary Shareholders’ Meeting. As of today, the date of the Extraordinary Shareholders’ Meeting is expected to be October 2025.

If the proposal for the Share Consolidation is approved at the Extraordinary Shareholders’ Meeting, the shareholders of the Target Company will, on the effective date of the Share Consolidation, hold the number of Target Company Shares corresponding to the ratio of the Share Consolidation that is approved at the Extraordinary Shareholders’ Meeting. If, due to the Share Consolidation, a fraction less than one share emerges, shareholders of the Target Company will receive amounts of cash obtained by selling the Target Company Shares equivalent to the total number of such fractional shares (with such aggregate sum rounded down to the nearest whole number. Same as below) to the Offeror or the Target Company as per the procedures specified in Article 235 of the Companies Act and other applicable laws and regulations. Regarding the purchase price for the aggregate sum of such fractional shares in the Target Company, it is intended that the amount of cash received by each shareholder who did not tender its shares in the Tender Offer (excluding the Offeror and the Target Company) would be equal to the price obtained by multiplying the Tender Offer Price by the number of Target Company Shares owned by such shareholder. The Target Company will request permission from the court to authorize the purchase of such Target Company Shares on this basis.

Although the ratio of the Share Consolidation of the Target Company Shares has not been determined as of today, the Offeror intends to request that the Target Company decide that shareholders (excluding the Offeror and the Target Company) who did not tender in the Tender Offer would have their shares classified as fractional shares in order for the Offeror to become the sole owner of all of the Target Company Shares (excluding treasury shares held by the Target Company). According to the Target Company Press Release, if the Tender Offer is successfully completed, the Target Company intends to accept these requests from the Offeror.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Share Consolidation relates, if there are fractional shares as a result of the Share Consolidation, shareholders of the Target Company (excluding the Offeror and the Target Company) may request that the Target Company purchase all such fractional shares that they hold at a fair price, and such shareholders may file petitions with the court to determine the price of the Target Company Shares in accordance with Articles 182-4 and 182-5 of the Companies Act, and other applicable laws and regulations. As stated above, all shareholders of the Target Company who do not tender their Target Company Shares in the Tender Offer (excluding the Offeror and the Target Company) will hold fractional shares; accordingly, any shareholders of the Target Company (excluding the Offeror and the Target Company) who object to the Share Consolidation will be able to file the above petition. In the event that above petition is filed, the acquisition price of the Target Company Shares will be finally determined by the court.

With regard to the above procedure of the Demand for the Sale of Shares and the Share Consolidation, it is possible that, depending on amendments to, enactment and authorities’ interpretation of the relevant laws and regulations, there may be changes to the implementation method and timing.

However, even in such a case, we intend to use a method whereby the shareholders of the Target Company who do not tender their shares in the Tender Offer (excluding the Offeror and the Target Company) will ultimately receive cash consideration, in which case the amount to be delivered to each such shareholder will be calculated to equal the number of Target Company Shares held by each such shareholder multiplied by the Tender Offer Price.

The Offeror will discuss specific procedures and time schedule relating to each case with the Target Company and, once determined, the Target Company will promptly announce them.

All shareholders of the Target Company are solely responsible for seeking their own advice from specialist such as tax accountants with regard to the tax consequences of tendering into the Tender Offer or participating in the procedures outlined above.

(5)	Delisting Plans and the Reasons for Such Delisting

The Target Company Shares are currently listed on the Standard Market of the Tokyo Stock Exchange. However, since the Offeror has not set a maximum limit on the number of shares to be purchased in the Tender Offer, the Target Company Shares may be delisted through prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange, depending on the results of the Tender Offer. Additionally, even in the event that the delisting criteria are not met upon completion of the Tender Offer, if the Squeeze-Out Procedures stated in “(4) Policy for Organizational Restructuring after the Tender Offer (Matters relating to the “Two-Step Acquisition”)” have been executed, the delisting criteria of the Tokyo Stock Exchange is met and the Target Company Shares will be delisted through the prescribed procedures. After delisting, the Target Company Shares will no longer be traded on the Standard Market of the Tokyo Stock Exchange.

(6)	Matters concerning Material Agreements relating to the Tender Offer

①	Tender Offer Agreement (Mr. Nagamori)

As described in “(1) Overview of the Tender Offer” and “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer” above, the Offeror has entered into the Tender Offer Agreement (Mr. Nagamori) with Mr. Nagamori as of today. In the Tender Offer Agreement (Mr. Nagamori), Mr. Nagamori has agreed to tender all of his shares of the Target Company (3,281,600 shares, with an ownership ratio of 22.92%) for the Tender Offer.

In the Tender Offer Agreement (Mr. Nagamori), Mr. Nagamori has made covenants that, for the period until the Settlement Commencement Date, (i) he will not exercise his right to request the convocation, right to propose agenda items, right to propose resolutions, or other rights as a shareholder with respect to the general meeting of shareholders of the Target Company, (ii) he will not transfer, create security over, or otherwise dispose of all the Target Company Shares, or acquire, offer, or transfer (including short-selling) the Target Company Shares or any right related to the Target Company Shares, nor will he engage in any competing transactions (which means any proposal, solicitation, discussion, negotiation, agreement, execution, or provision of information by a third party other than the Offeror concerning the transaction that competes or conflicts with the Tender Offer, or that makes the purchase of the Target Company Shares through the Tender Offer difficult; hereinafter the same) with third parties (including the Target Company), (iii) if he receives a proposal related to the competing transactions from a third party or otherwise becomes aware of the existence of the competing transactions, he will immediately notify the Offeror of the facts and contents of the competing transactions, and discuss the policies in good faith with the Offeror, (iv) with respect to the general meeting of shareholders of the Target Company with a record date for the exercise of rights prior to the Settlement Commencement Date (if applicable), if Mr. Nagamori has voting right for the shares to be tendered, he shall, in accordance with the instructions of the Offeror, either (a) exercise such voting rights in accordance with the instructions of the Offeror or (b) deliver to the Offeror or any person designated by the Offeror a power of attorney or other necessary document granting comprehensive proxy rights for such voting rights, and (v) during the Tender Offer period, he will not engage in any act that would constitute the purchase of the shares, etc. of the Target Company.

In addition, in the Tender Offer Agreement (Mr. Nagamori), Mr. Nagamori has made representations and warranties to the Offeror regarding (a) legal capacity, (b) execution and performance of the Tender Offer Agreement (Mr. Nagamori), (c) enforceability, (d) obtaining permits, (e) absence of conflicts with laws and regulations, (f) ownership of shares, (g) non-involvement with anti-social forces, and (h) absence of bankruptcy proceedings, and the Offeror has made representations and warranties to Mr. Nagamori regarding (a) establishment and existence, (b) execution and performance of the Tender Offer Agreement (Mr. Nagamori), (c) enforceability, (d) obtaining permits, (e) absence of conflicts with laws and regulations, (f) non-involvement with anti-social forces, and (g) absence of bankruptcy proceedings.

② Tender Offer Agreement (CSG)

As described in “(1) Overview of the Tender Offer” and “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer” above, the Offeror has entered into the Tender Offer Agreement (CSG) with CSG as of today. In the Tender Offer Agreement (CSG), CSG has agreed to tender all of its shares of the Target Company (700,000 shares, with an ownership ratio of 4.89%) for the Tender Offer.

In the Tender Offer Agreement (CSG), CSG has made covenants that, for the period until the Settlement Commencement Date, (i) it will not transfer, create security over, or otherwise dispose of all the Target Company Shares, or acquire, offer, or transfer (including short-selling) the Target Company Shares or any right related to the Target Company Shares, nor will it engage in any competing transactions with third parties (including the Target Company) and (ii) if it receives a proposal related to the competing transactions from a third party or otherwise becomes aware of the existence of the competing transactions, it will immediately notify the Offeror of the facts and contents of the competing transactions, and discuss the policies in good faith with the Offeror.

In addition, in the Tender Offer Agreement (CSG), it has made representations and warranties to the Offeror regarding (a) establishment and existence, (b) execution and performance of the Tender Offer Agreement (CSG), (c) enforceability, (d) obtaining permits, (e) absence of conflicts with laws and regulations, (f) ownership of shares, (g) non-involvement with anti-social forces, and (h) absence of bankruptcy proceedings, and the Offeror has made representations and warranties to CSG regarding (a) establishment and existence, (b) execution and performance of the Tender Offer Agreement (CSG), (c) enforceability, (d) obtaining permits, (e) absence of conflicts with laws and regulations, and (f) absence of bankruptcy proceedings.

2.	Overview of the Tender Offer

(1) Overview of the Target Company

1)	Name	Ascentec K.K.

2)	Address	3 Kanda Neribe-icho, Chiyoda-ku, Tokyo

3)	Title and Name of Representative	Representative Director: Takashi Matsuura

4)	Business Description	Product development and sales for VDI (Virtual Desktop Infrastructure) and IT Infrastructure solutions with technical consultation and support services

5)	Capital	JPY 435,412 thousand (as of January 31, 2025)

6)	Date of Establishment	February 2, 2009

7)	Major Shareholders and Shareholding Ratio (As of January 31, 2025)	Shinichi Nagamori	23.45%
		Naohiro Sato	10.58%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	10.12%
		Takashi Matsuura	5.34%
		RAYMOND JAMES & ASSOCIATES, INC. CLIENTS (Standing proxy: Citibank, N.A., Tokyo Branch)	5.00%
		JP Morgan Securities Japan Co., Ltd.	2.48%
		Networld Corporation	2.14%
		Daisuke Seita	1.39%
		Custody Bank of Japan, Ltd. (Trust Account)	1.11%
		Yasumitsu Tashiro	0.96%

8)	Relationship between the Listed Company and the Target Company

	capital ties	N/A

	personal relations	N/A

	business relations	N/A

	Related Party Status	N/A

(Note)

The information on “Major Shareholders and Shareholding Ratios (as of January 31, 2025)” is based on the “Status of Major Shareholders” section of the 17th Annual Securities Report submitted by the Target Company on April 28, 2025 (including the correction report submitted on May 14, 2025; hereinafter referred to as the “Target Company Annual Securities Report”).

(2) Schedule

(i) Date

Date of Decision to Implement the Tender Offer	Monday, June 16, 2025

Date of Public Notice of Commencement of the Tender Offer

Tuesday, June 17, 2025

Electronic public notice will be made and a notice to that effect will be published in the Nihon Keizai Shimbun.

(Electronic Public Notice URL: https://disclosure2.edinet-fsa.go.jp/)

Date of Filing of the Tender Offer Registration Statement	Tuesday, June 17, 2025

(ii)	Tender Offer Period at the time of filing

From Tuesday, June 17, 2025 to Monday, August 4, 2025 (34 business days)

(iii)	Possibility of Extension at the Target Company’s Request

N/A

(3) Tender Offer Price

Common share: JPY 1,680 per share

(4) Basis of Calculation of Tender Offer Price

(i)	Basis of calculation

In determining the Tender Offer Price, the Offeror and ORIX conducted a multifaceted and comprehensive analysis of the business and financial condition of the Target Company, based on materials such as the financial statements disclosed by the Target Company and the results of the due diligence conducted on the Target Company from late March 2025 to late April 2025. In addition, given that the Target Company Shares are traded on a financial instruments exchange, the Offeror and ORIX also considered factors such as the market price trends of the Target Company Shares, the likelihood of the Target Company’s board of directors expressing its opinion in support of the Tender Offer, and the expected level of shareholder acceptance. Following discussions and negotiations with the Target Company, the Offeror and ORIX have determined today that the Tender Offer Price will be JPY 1,680 per share.

The Offeror and ORIX have not obtained a valuation report from a third-party valuation institution, as the Tender Offer Price was determined through discussions and negotiations with the Target Company, taking into account the above factors in a comprehensive manner.

The Tender Offer Price of JPY 1,680 represents a premium of 19.23% on JPY 1,409, the closing price of the Target Company Shares on the Standard Market of the Tokyo Stock Exchange on June 13, 2025, the business day immediately preceding the date of the public announcement of the Tender Offer; 22.09% on JPY 1,376, the simple average closing price for the past one month; 35.16% on JPY 1,243, the simple average closing price for the past three months; and 50.81% on JPY 1,114, the simple average closing price for the past six months, in each case up to and including June 13, 2025.

(ii)	Background of Calculation

(Process Leading to the Determination of the Tender Offer Price)

Please refer to “① Background, Purpose, and Decision-Making Process Leading to the Conduct of the Tender Offer” of “(2) Background, Purpose and Decision-Making Process of the Offeror Leading to the Decision to conduct the Tender Offer, and Management Policy Following the Tender Offer” of “1. Purpose of the Purchase etc.” above.

(5) Number of Shares to be Purchased

Number of shares to be purchased	Minimum Number of Shares to be Purchased	Maximum number of shares to be purchased
14,318,978 shares	9,546,000 shares	N/A

(Note 1)

If the total number of the Tendered Shares is less than the minimum number of shares to be purchased (9,546,000 shares), then the Offeror will not purchase any of the Tendered Shares. If the total number of the Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (9,546,000 shares), the Offeror will purchase all of the Tendered Shares.

(Note 2)

Since the Offeror has not set a maximum number of shares to be purchased in the Tender Offer, the above number of shares to be purchased (14,318,978 shares) is calculated by subtracting the number of treasury shares (261,022 shares) held by the Target Company as of April 30, 2025 from the total number of issued shares of the Target Company (14,580,000 shares) as of April 30, 2025 as stated in the Target Company’s Financial Results for the First Quarter, which is the maximum number of Target Company Shares to be acquired by the Offeror.

(Note 3)

The Tender Offer also applies to fractional units of shares. If the right to request a sale of fractional shares is utilized pursuant to the Companies Act, the Target Company may purchase such fractional shares during the Tender Offer Period in accordance with applicable legal procedures.

(Note 4)	There is no plan to acquire the treasury shares of the Target Company through the Tender Offer.

(6) Change in Ownership Ratio of Share Certificates as a Result of the Tender Offer

Number of voting rights pertaining to Shares, Etc. held by the Offeror before the Tender Offer	—	(Ownership ratio before the Tender Offer: —%)
Number of voting rights pertaining to Shares, Etc. held by Specially Related Parties before the Tender Offer	—	(Ownership ratio before the Tender Offer: —%)
Number of voting rights pertaining to Shares, Etc. held by the Offeror after the Tender Offer	143,189	(Ownership ratio after the Tender Offer: 100.00%)
Number of voting rights pertaining to Shares, Etc. held by Specially Related Parties after the Tender Offer	—	(Ownership ratio after the Tender Offer: —%)
Total number of voting rights of all shareholders, of the Target Company	139,830

(Note 1)

The “Number of voting rights pertaining to Shares Etc. held by Specially Related Parties before the Tender Offer” represents the total number of voting rights pertaining to the Shares held by each Specially Related Party.

(Note 2)

The “Number of voting rights pertaining to Shares held by the Offeror after the Tender Offer” refers to the number of voting rights corresponding to the number of shares planned to be purchased in this Tender Offer (14,318,978 shares).

(Note 3)

The “Total number of voting rights of all shareholders of the Target Company” is based on the number of voting rights as of January 31, 2025, as stated in the Target Company Annual Securities Report. However, since the Tender Offer also includes shares less than one unit, the “Ownership ratio before the Tender Offer” and the “Ownership ratio after the Tender Offer” are calculated using 143,189 voting rights, which corresponds to the number of shares (14,318,978 shares) obtained by deducting the number of treasury shares held by the Target Company as of April 30, 2025 (261,022 shares), from the total number of issued shares as of the same date (14,580,000 shares), as stated in the Target Company’s Q1 Financial Results.

(Note 4)	The “Ownership ratio before the Tender Offer” and the “Ownership ratio after the Tender Offer” are rounded to the nearest second decimal place.

(7) Purchase price JPY 24,055 million

(Note)	The “Purchase Price” is calculated by multiplying the Tender Offer Price (JPY 1,680) by the planned number of shares to be Purchased (14,318,978 shares).

(8) Method of settlement

(i) Name and address of head office of the financial services provider, bank, etc., in charge of settlement of purchase, etc.

SMBC Nikko Securities Inc.     3-3-1 Marunouchi 3-chome, Chiyoda-ku, Tokyo

(ii) Settlement start date

Tuesday, August 12, 2025

(iii) Method of Settlement

A written notice regarding the purchase under the Tender Offer will be mailed to the address of the Tendering Shareholders (or the Standing Proxies in the case of the Foreign Shareholders) without delay after the expiration of the Tender Offer Period. If the Tendering Shareholders tendered their shares through Nikko EZ Trade, the notice will be delivered by electromagnetic means.

The purchase will be settled in cash. The tender offer agent will, in accordance with the instructions given by the Tendering Shareholders (or the Standing Proxies in the case of the Foreign Shareholders) and without delay on or after the commencement date of settlement, remit the purchase price with regard to the shares purchased to the address designated by the Tendering Shareholders (or the Standing Proxies in the case of the Foreign Shareholders).

(iv) Method of return of share

If the Offeror decides not to purchase all of the Tendered Shares based on the conditions stated in “(i) Details regarding the existence and content of the conditions set forth in the items of paragraph (4) of Article 27-13 of the Act” or “(ii) Details regarding the existence and content of conditions for withdrawal of the Tender Offer, and disclosure method of withdrawal” under “(9) Other purchase conditions and methods” below, the tender offer agent will return the shares that are required to be returned, by reverting records of the Tendering Shareholders” Accounts with the tender offer agent to their state immediately prior to the tendering (the “state immediately prior to the tendering” means the state where execution of the tendering orders has been cancelled) on the second Business Day after the last day of the Tender Offer Period (or the day of withdrawal in the case of withdrawal of the Tender Offer).

(9) Other Conditions and Methods

(i) Details regarding the existence and content of the conditions set forth in the items of paragraph (4) of Article 27-13 of the Act

If the total number of Tendered Shares is less than the minimum number of shares to be purchased (9,546,000 shares), then none of the Tendered Shares will be purchased. If the total number of Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (9,546,000 shares), then all of the Tendered Shares will be purchased.

(ii) Details regarding the existence and content of conditions for withdrawal of the Tender Offer, and disclosure method of withdrawal

If any of the circumstances set forth in Article 14, paragraph (1), item (i), sub-items (a) through (j) and (m) through (s); item (iii), sub-items (a) through (h) and (j); and paragraph (2), items (iii) through (vi) of the Order for Enforcement of the Financial Instruments and Exchange Act (Act No. 321 of 1965, as amended) (the “Order”) arises, the Offeror may withdraw the Tender Offer.

“Facts equivalent to those set forth in sub-item (a) to sub-item (i)” set forth in sub-item (j) of item (iii) of paragraph (1) of Article 14 of the Order means the cases (i) where it has become clear that the legal disclosure documents submitted by the Target Company in the past included a false statement regarding an important matter or omitted a statement regarding an important matter that should have been stated therein, and (ii) where any of the facts set forth in sub-item (a) through (g) of that item arises with respect to any of the Target Company’s important subsidiaries.

If the Offeror intends to withdraw the Tender Offer, it will give public notice electronically and will post notice thereof in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will announce such withdrawal by the method set forth in Article 20 of the Cabinet Office Ordinance on Disclosure of Tender Offers for Share Certificates by Persons Other Than the Issuer (Ministry of Finance Ordinance No. 38 of 1990, as amended) (the “Ordinance”) and will give public notice immediately thereafter.

(iii) Details regarding the existence and content of conditions for lowering the purchase price, and disclosure method thereof

Pursuant to Article 27-6, paragraph (1), item (i) of the Act, if the Target Company conducts an act falling under any of those acts set forth in Article 13, paragraph (1) of the Order during the Tender Offer Period, the Offeror may lower the purchase price in accordance with the standards set forth in Article 19, paragraph (1) of the Ordinance.

If the Offeror intends to lower the purchase price, it will give public notice electronically and will post notice thereof in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will announce such lowering by the method set forth in Article 20 of the Ordinance and will give public notice immediately thereafter.

Where the purchase price is lowered, the Tendered Shares tendered prior to the day on which such public notice is made will be purchased at the lowered purchase price.

(iv) Matters regarding the right of the tendering shareholders to cancel contracts

A tendering shareholder may cancel any contract in connection with the Tender Offer at any time during the Tender Offer Period.

If a tendering shareholder cancels a contract, he/she is required to make procedures by ways of delivering or sending a document stating his/her intention to cancel a contract for the Tender Offer (“Written Cancellation”) to the person/entity designated below by 15:30 Japan Time on the last day of the Tender Offer Period (the business hours differ for each branch; please complete the procedures after confirming the business hours of the branch that the tendering shareholder intends to use in advance). However, in the case of sending a Written Cancellation, the Written Cancellation must arrive at the person/entity designated below by 15:30 Japan Time on the last day of the Tender Offer Period (the business hours differ for each branch; please complete the procedures after confirming the business hours of the branch that the tendering shareholder intends to use in advance).

In order to cancel a contract for shares tendered through Nikko EZ Trade, please log into Nikko EZ Trade and complete the cancellation procedures by 15:30 Japan Time on the last day of the Tender Offer Period in accordance with the instructions as displayed on the screen.

Person/entity who has the authority to receive Written Cancellations

SMBC Nikko Securities Inc.

3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

(other domestic branches of SMBC Nikko Securities Inc.)

The Offeror will not request that the Tendering Shareholders pay damages or penalties in connection with their cancellation of contracts. The expenses required for returning the Tendered Shares will be borne by the Offeror. In the event of a request for cancellation, the Tendered Shares, etc. will be returned promptly after the completion of the procedures for such request for cancellation in the manner described in “(iv) Method of return of shares” of “(8) Method of Settlement”, above.

(v) Disclosure method in the case of changes to the purchase conditions

Other than the cases where it is prohibited by Article 27-6, paragraph (1) of the Act and Article 13 of the Order, the Offeror may change the purchase conditions during the Tender Offer Period.

If the Offeror intends to change the purchase conditions, it will give public notice regarding the details of the changes electronically and will post notice thereof in the Nihon Keizai Shimbun. However, if it is difficult to give public notice by the last day of the Tender Offer Period, the Offeror will announce such changes by the method set forth in Article 20 of the Ordinance and will give public notice immediately thereafter.

Where any changes are made to the purchase conditions, the Tendered Shares prior to the day on which such public notice is made will be purchased based on the changed purchased conditions.

(vi) Disclosure method where an amended statement is submitted

Where the Offeror submits an amended statement to the Director General of the Kanto Local Finance Bureau (except for the case set forth in the proviso clause of paragraph (11) of Article 27-8 of the Act), it will immediately announce the information stated in the amended statement that was stated in the public notice of commencement of the Tender Offer by the method set forth in Article 20 of the Ordinance. In addition, the Offeror will immediately amend the Tender Offer Explanatory Statement; and for the Tendering Shareholders to whom the Tender Offer Explanatory Statement has already been delivered, it will make such amendment by delivering the amended Tender Offer Explanatory Statement to them. However, if the scope of the amendment is limited, the Offeror will make such amendment by preparing a document stating the reasons for the amendment, the amended matters, and the content after amendment and by delivering such document to the Tendering Shareholders.

(vii) Disclosure method of the results of the Tender Offer

The Offeror will announce the results of the Tender Offer by the method set forth in Article 9-4 of the Order and Article 30-2 of the Ordinance on the day following the last day of the Tender Offer Period.

(10) Date of Public Notice of Commencement of Tender Offer

Tuesday, June 17, 2025

(11) Tender Offer Agent

SMBC Nikko Securities Inc. 3-1 Marunouchi 3-chome, Chiyoda-ku, Tokyo

3.	Post- Tender Offer Policy and Future Prospects

For details regarding the policy after the Tender Offer, please refer to “(2) Background, Purpose, and Decision-Making Process Leading to conduct the Tender Offer, and Management Policy Following the Tender Offer,” “(4) Policy for Organizational Restructuring after the Tender Offer (Matters relating to the “Two-Step Acquisition”)” and “(5) Delisting Plans and the Reasons for Such Delisting” of “1. Purpose of the Tender Offer” above.

4.	Other Matters

(1) Existence and Details of Any Agreements Between the Offeror and the Target Company or its Officers

According to the Target Company Press Release, the Target Company resolved at its board of directors meeting held today to express its opinion in support of the Tender Offer and to recommend that the shareholders of the Target Company tender their shares in the Tender Offer.

For further details, please refer to the Target Company Press Release and “⑤ Unanimous Approval by All of the Non-Interested Directors of the Target Company, Including the Audit and Supervisory Committee Members” of “(3) Measures to ensure the Fairness of the Tender Offer, Including Measures to ensure the Fairness of the Tender Offer Price and to avoid Conflicts of Interest” of “1. Purpose of the Tender Offer” above.

(2) Other information deemed necessary for investors to decide whether to tender their shares for the Tender Offer

①	Announcement of the Target Company’s Financial Results for the First Quarter

The Target Company announced “Consolidated Financial Results for the Three Months Ended April 30, 2026 (Based on Japanese GAAP)” as of today. The summary of the Target Company’s Financial Results for the First Quarter based on the announcement is as follows. The content of the announcement has not been subject to a quarterly review by an auditor pursuant to Article 193-2, Paragraph 1 of the Act. The following summary is an excerpt from the contents announced by the Target Company; for further details, please refer to the full text of the announcement.

(i) Status of profits and losses (Consolidated)

Accounting period	The first cumulative quarterly consolidated accounting period Ending January 31, 2026
Net Sales	JPY 6,252,247 thousand
Cost of Sales	JPY 5,202,018 thousand
Selling, General and Administrative Expenses	JPY 270,323 thousand
Non-operating Income	JPY 363,183 thousand
Non-operating Expenses	JPY 1,036 thousand
Net Income for the Quarter	JPY 791,481 thousand

(ii) Status per share (consolidated)

Accounting period	The first cumulative quarterly consolidated accounting period Ending January 31, 2026
Quarterly net income per share	JPY 55.71
Dividend per share	-JPY

②	Announcement concerning Extraordinary Income

The Target Company announced today that it has issued a “Notice concerning Extraordinary Income.” Due to fluctuations in foreign exchange rates, the Target Company will record foreign exchange gains of JPY 350 million as extraordinary income for the first quarter of the fiscal year ending January 2026 (February 1, 2025 to April 30, 2025). For details, please refer to the relevant announcement.

③	Announcement concerning the revision of the dividend forecast (No dividend) for the fiscal year ending January 2026

At a meeting of its Board of Directors held today, the Target Company resolved to revise its dividend forecast for the fiscal year ending January 2026 announced on March 17, 2025, and not to pay year-end dividends for the fiscal year ending January 2026, subject to the completion of the Tender Offer. For details, please refer to the relevant announcement.

④	Announcement concerning Provisional Calculation and Recording of Liabilities Based on Strategic Business Alliance with Cloud Software Group of the United States (Update on Disclosed Matters)

The Target Company announced today “Notice Regarding Provisional Calculation and Recording of Liabilities Based on Strategic Business Alliance with Cloud Software Group of the United States (Update on Disclosed Matters).” The Target Company has resolved to enter into a new memorandum to determine the amount of consideration for the strategic partnership agreement with CSG concluded on September 25, 2024, which had been undetermined. For details, please refer to the relevant announcement.

Regulations on Solicitation

This press release has been prepared for the purpose of informing the public of the Tender Offer and has not been prepared for the purpose of soliciting an offer to sell, or making an offer to purchase, any securities. If shareholders wish to make an offer to sell their shares in the Tender Offer, they should first read the Tender Offer Explanation Statement for the Tender Offer and offer their shares or stock options for sale at their own discretion. This press release shall neither be, nor constitute a part of, an offer to sell or purchase, or a solicitation of an offer to sell or purchase, any securities, and neither this press release (or a part thereof) nor its distribution shall be interpreted to be the basis of any agreement in relation to the Tender Offer, and this press release may not be relied on at the time of entering into any such agreement.

Future Prospects

This press release, including the descriptions regarding the future business of the Offeror and other companies, may contain expressions for the future prospects such as “anticipate,” “expect,” “intend,” “plan,” “believe” and “assume,” and other similar expressions. These expressions are based on the Offeror’s current expectations as to the businesses, and may change depending on the future circumstances. Regarding the information herein, the Offeror undertakes no obligation to change the expressions for the future prospects into those for the actual events by reflecting the actual business performance, various circumstances and changes in conditions, etc. These expressions refer to, and this press release includes, statements that fall under “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Due to the known and unknown risks and uncertainties, the actual results might differ significantly from the statements that are implicitly or explicitly forward-looking. The Offeror and its affiliates do not guarantee for such implicit and explicit forward-looking statements to materialize. The “forward-looking statements” in this press release were prepared based on the information obtained by the Offeror as of the date hereof, unless required by law, the Offeror and its affiliates are not obligated to amend or revise such forward-looking statements to reflect future matters and situation.

US Regulations

Although the Tender Offer will be conducted in accordance with the procedures and information disclosure standards prescribed under Japanese law, those procedures and standards may differ from the procedures and information disclosure standards in the United States. In particular, Sections 13(e) and 14(d) of the U.S. Exchange Act, and the rules prescribed thereunder, do not apply to the Tender Offer, and therefore the Tender Offer does not conform to those procedures and standards. In addition, the financial information contained in this press release was prepared based on Japanese accounting standards and not based on U.S. accounting standards, and thus may not necessarily be comparable to the content of any financial information prepared based on U.S. accounting standards. It may be difficult to enforce any right or claim arising under U.S. federal securities laws because, among other reasons, the Offeror and the Target Company are incorporated outside the United States and some or all of their directors are non-U.S. residents. Shareholders may not be able to sue a company outside the United States and its directors in a non-U.S. court for violations of U.S. securities laws. Furthermore, there is no guarantee that shareholders will be able to compel a company outside the United States or its subsidiaries and affiliates to subject themselves to the jurisdiction of a U.S. court.

Unless otherwise specified, all procedures relating to the Tender Offer shall be conducted entirely in Japanese. While some or all of the documentation relating to the Tender Offer will be prepared in English, if there is any inconsistency between the English documentation and the Japanese documentation, the Japanese documentation will prevail.

The Offeror, the financial advisors to the Offeror, and the Tender Offer Agent (including their respective affiliates) may purchase the Target Shares by means other than the Tender Offer to the extent permitted by Rule 14e-5(b) of the U.S. Exchange Act, applicable laws and regulations in Japan, and other applicable laws and regulations. Such purchases may be made at the market price through market transactions, or at a price determined by negotiation outside of the market.

Other Countries

In certain countries or regions, the announcement, issue or distribution of this press release may be restricted by laws or regulations. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute any solicitation of an offer to sell or offer to purchase shares in relation to the Tender Offer, and shall be considered as a mere distribution of informative materials.

This press release is not for release, publication or distribution, in whole or in part in, into or from any jurisdiction where doing so would constitute a violation of the relevant laws or regulations of that jurisdiction.